Exhibit 99.1

EXTORRE GOLD MINES LIMITED

#1660 – 999 West Hastings Street

Vancouver, BC V6C 2W2

ANNUAL	Notice of Annual Meeting of Shareholders

MEETING	Management Information Circular

Place:	Suite 1660 – 999 West Hastings Street Vancouver, British Columbia

Time:	10:00 a.m. (Vancouver Time)

Date:	Monday, June 25, 2012

EXTORRE GOLD MINES LIMITED

CORPORATE DATA	Head Office Extorre Gold Mines Limited #1660 – 999 West Hastings Street Vancouver, British Columbia V6C 2W2

Directors and Officers

Trevor Mulroney – President & Chief Executive Officer

Bryce Roxburgh – Co-Chairman & Director

Yale Simpson – Co-Chairman & Director

Eric Roth – Director

Ignacio Celorrio – Director

James D. R. Strauss – Director

Robert Reynolds – Director

George Lawton – Director

Darcy Daubaras – Chief Financial Officer

Cecil Bond – Vice President Finance

Louis G. Montpellier – Senior Vice-President & Corporate Secretary

Rob Grey – Vice President, Corporate Communications

Marina Trasolini – Vice President, Corporate Development

Registrar and Transfer Agent Computershare Investor Services Inc. 3rd Floor, 510 Burrard Street Vancouver, British Columbia Canada V6C 3B9

Legal Counsel Gowling Lafleur Henderson LLP Suite 2300, 550 Burrard Street Vancouver, British Columbia Canada V6C 2B5

Auditor PricewaterhouseCoopers LLP Chartered Accountants 250 Howe Street, Suite 700 Vancouver, British Columbia Canada V6C 3S7

Listing Toronto Stock Exchange, Symbol “XG” NYSE MKT LLC, Symbol “XG”

EXTORRE GOLD MINES LIMITED

#1660 - 999 West Hastings Street

Vancouver, BC V6C 2W2

(604) 681-9512

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that the Annual Meeting (the “Meeting”) of the shareholders (“Shareholders”) of Extorre Gold Mines Limited (hereinafter called the “Company”) will be held in the Company’s offices at Suite 1660 – 999 West Hastings Street, Vancouver, British Columbia, on Monday, June 25, 2012 at the hour of 10:00 a.m. (local time), for the following purposes:

1.	To receive the audited consolidated financial statements of the Company for the fiscal year ended December 31, 2011 (with comparative statements relating to the preceding fiscal period) together with the report of the auditors therein;

2.	To elect six (6) directors for the ensuing year;

3.	To appoint PricewaterhouseCoopers LLP as the Company’s auditor for the ensuing year and to authorize the directors to fix their remuneration;

4.	To pass an ordinary resolution to ratify and approve a shareholder rights plan, as more particularly described in the accompanying information circular; and

5.	To transact such further or other business as may properly come before the Meeting or any adjournment or adjournments thereof.

Accompanying this Notice is the Company’s Information Circular dated May 14, 2012, a form of Proxy and a Financial Statement Request Form. The accompanying Information Circular provides information relating to the matters to be addressed at the Meeting, and is incorporated into this Notice.

Registered Shareholders

Every registered holder of common shares (“Common Shares”) at the close of business on May 14, 2012 is entitled to receive notice of, and to vote such Common Shares at the Meeting.

Registered Shareholders who are unable to attend the Meeting in person and who wish to ensure that their Common Shares will be voted at the Meeting are requested to complete, sign and deliver the enclosed form of Proxy c/o Proxy Dept., Computershare Investor Services Inc. (“Computershare”), 100 University Avenue, 9th Floor, Toronto, Ontario M5J 2Y1. In order to be valid and acted upon at the Meeting, forms of Proxy must be returned to the aforesaid address not less than 48 hours (excluding Saturdays, Sundays and holidays) before the time set for the holding of the Meeting or any adjournment(s) thereof. Further instructions with respect to the voting by Proxy are provided in the form of Proxy and in the Information Circular accompanying this Notice.

Non Registered Shareholders

Shareholders may beneficially own Common Shares that are registered in the name of a broker, another intermediary or an agent of that broker or intermediary (“Non Registered Shareholders”). Without specific instructions, intermediaries are prohibited from voting shares for their clients. If you are a Non Registered Shareholder, it is vital that the voting instruction form provided to you by Computershare, your broker, intermediary or its agent is returned according to the instructions provided in or with such form, sufficiently in advance of the deadline specified, to ensure that they are able to provide voting instructions on your behalf.

DATED at Vancouver, British Columbia, this 14th day of May, 2012.

BY ORDER OF THE BOARD

(signed) “Yale Simpson”

Yale Simpson

Co-Chairman and Director

EXTORRE GOLD MINES LIMITED

#1660 - 999 West Hastings Street

Vancouver, BC V6C 2W2

INFORMATION CIRCULAR

(Containing Information as at May 14, 2012 unless indicated otherwise)

SOLICITATION OF PROXIES

This information circular (the “Information Circular”) is furnished in connection with the solicitation of proxies by the management of Extorre Gold Mines Limited (the “Company”) for use at the Annual Meeting of shareholders (the “Shareholders”) of the Company (and any adjournment thereof) to be held on Monday, June 25, 2012 (the “Meeting”) at the time and place and for the purposes set forth in the accompanying Notice of Meeting. While it is expected that the solicitation will be primarily by mail, proxies may be solicited personally or by telephone by the directors, officers and regular employees of the Company at nominal cost. All costs of solicitation by management will be borne by the Company.

The contents and the sending of this Information Circular have been approved by the directors of the Company.

APPOINTMENT OF PROXYHOLDER

The individuals named (“Management’s Nominees”) in the accompanying form of proxy (the “Proxy”) are directors and/or officers of the Company. A SHAREHOLDER WISHING TO APPOINT SOME OTHER PERSON (WHO NEED NOT BE A SHAREHOLDER) TO REPRESENT HIM AT THE MEETING HAS THE RIGHT TO DO SO, EITHER BY STRIKING OUT THE NAMES OF THOSE PERSONS NAMED IN THE ACCOMPANYING FORM OF PROXY AND INSERTING THE DESIRED PERSON’S NAME IN THE BLANK SPACE PROVIDED IN THE FORM OF PROXY OR BY COMPLETING ANOTHER FORM OF PROXY. A Proxy will not be valid unless the completed form of Proxy is received by COMPUTERSHARE INVESTOR SERVICES INC. (the “Transfer Agent” or “Computershare”), Proxy Department, 9th Floor, 100 University Avenue, Toronto, Ontario, M5J 2Y1, not less than 48 hours (excluding Saturdays, Sundays and holidays) before the time for holding the Meeting, or any adjournment thereof. Proxies delivered after that time will not be accepted.

REVOCATION OF PROXIES

A Shareholder who has given a Proxy may revoke it by an instrument in writing executed by the Shareholder or by his attorney authorized in writing or, where the Shareholder is a corporation, by a duly authorized officer or attorney of the corporation, and delivered either to the registered office of the Company, at Suite 2300 – 550 Burrard Street, Vancouver, British Columbia, V6C 2B5 (Attention: Cyndi Laval), at any time up to and including the last business day preceding the day of the Meeting, with the Chairman of the Meeting on the day of the Meeting or if adjourned, any reconvening thereof, or in any other manner provided by law. A revocation of a Proxy does not affect any matter on which a vote has been taken prior to the revocation.

REGISTERED SHAREHOLDERS

Registered Shareholders may wish to vote by proxy whether or not they are able to attend the Meeting in person. Registered Shareholders electing to submit a Proxy may do so by:

(a)	completing, dating and signing the enclosed form of Proxy and returning it to the Company’s Transfer Agent, by mail or by hand to the 9th Floor, 100 University Avenue, Toronto, Ontario, M5J 2Y1;

(b)	using a touch-tone phone to transmit voting choices to the toll-free number indicated in the Proxy. Registered Shareholders must follow the instructions of the voice response system and refer to the enclosed Proxy form for the holder’s account number and the Proxy control number; or

(c)	using the Internet through the website of the Company’s Transfer Agent at www.investorvote.com. Registered Shareholders must follow the instructions that appear on the screen and refer to the enclosed Proxy form for the holder’s account number and the Proxy control number;

in all cases ensuring that the proxy is received at least 48 hours (excluding Saturdays, Sundays and holidays) before the Meeting or the adjournment thereof at which the Proxy is to be used.

INFORMATION FOR NON-REGISTERED SHAREHOLDERS

Only registered Shareholders or duly appointed proxyholders are permitted to vote at the Meeting. Most Shareholders of the Company are “non-registered” Shareholders because the Common Shares (as defined herein) they own are not registered in their names but are instead registered in the names of a brokerage firm, bank or other intermediary or in the name of a clearing agency. Shareholders who do not hold their Common Shares in their own name (referred to herein as “Beneficial Shareholders”) should note that only registered Shareholders may vote at the Meeting. If Common Shares are listed in an account statement provided to a Shareholder by a broker, then in almost all cases those Common Shares will not be registered in such Shareholder’s name on the records of the Company. Such Common Shares will more likely be registered under the name of the Shareholder’s broker or an agent of that broker. In Canada, the vast majority of such Common Shares are registered under the name of CDS & Co. (the registration name for CDS Clearing and Depository Services Inc., which company acts as nominee for many Canadian brokerage firms). Common Shares held by brokers (or their agents or nominees) on behalf of a broker’s client can only be voted (for or against resolutions) at the direction of the Beneficial Shareholder. Without specific instructions, brokers and their agents and nominees are prohibited from voting Common Shares for the brokers’ clients. Therefore, each Beneficial Shareholder should ensure that voting instructions are communicated to the appropriate person well in advance of the Meeting.

Existing regulatory policy requires brokers and other intermediaries to seek voting instructions from Beneficial Shareholders in advance of shareholders’ meetings. The various brokers and other intermediaries have their own mailing procedures and provide their own return instructions to clients, which should be carefully followed by Beneficial Shareholders in order to ensure that their Common Shares are voted at the Meeting. Often the form of proxy supplied to a Beneficial Shareholder by its broker is identical to the form of Proxy provided by the Company to the registered Shareholders. However, its purpose is limited to instructing the registered Shareholder (i.e. the broker or agent of the broker) how to vote on behalf of the Beneficial Shareholder. The majority of brokers now delegate responsibility for obtaining instructions from clients to Broadridge Financial Solutions, Inc. (“Broadridge”). Broadridge typically prepares a machine-readable voting instruction form, mails those forms to the Beneficial Shareholders and asks Beneficial Shareholders to return the forms to Broadridge, or otherwise communicate voting instructions to Broadridge (by way of the internet or telephone, for example). Broadridge then tabulates the results of all instructions received and provides appropriate instructions respecting the voting of Common Shares to be represented at the Meeting. A Beneficial Shareholder who receives a Broadridge voting instruction form cannot use that form to vote Common Shares directly at the Meeting. The voting instruction form must be returned to Broadridge (or instructions respecting the voting of Common Shares must be communicated to Broadridge) well in advance of the Meeting in order to have the Common Shares voted.

This Information Circular and accompanying materials are being sent to both registered Shareholders and Beneficial Shareholders. Beneficial Shareholders fall into two categories – those who object to their identity being known to the issuers of securities which they own (“Objecting Beneficial Owners”, or “OBO’s”) and those who do not object to their identity being made known to the issuers of the securities they own (“Non-Objecting Beneficial Owners”, or “NOBO’s”). Subject to the provision of National Instrument 54-101 – Communication with Beneficial Owners of Securities of a Reporting Issuer (“NI 54-101”) issuers may request and obtain a list of their NOBO’s from intermediaries via their transfer agents. Pursuant to NI 54-101, issuers may obtain and use the NOBO list for distribution of Proxy-related materials directly (not via Broadridge) to such NOBO’s. If you are a Beneficial Shareholder, and the Company or its agent has sent these materials directly to you, your name, address and information about your holdings of Common Shares have been obtained in accordance with applicable securities regulatory requirements from the intermediary holding the Common Shares on your behalf.

The Company has decided to take advantage of the provisions of NI 54-101 that permit it to deliver Proxy-related materials directly to its NOBO’s. By choosing to send these materials to you directly, the Company (and not the intermediary holding Common Shares on your behalf) has assumed responsibility for (i) delivering these materials to you, and (ii) executing your proper voting instructions. As a result if you are a NOBO of the Company, you can expect to receive a scannable Voting Instruction Form (“VIF”) from the Transfer Agent. Please complete and return the VIF to the Transfer Agent in the envelope provided. In addition, telephone voting and internet voting instructions can be found on the VIF. The Transfer Agent will tabulate the results of the VIF’s received from the Company’s NOBO’s and will provide appropriate instructions at the Meeting with respect to the shares represented by the VIF’s they receive.

The Company’s OBO’s can expect to be contacted by Broadridge or their brokers or their broker’s agents as set out above.

Although Beneficial Shareholders may not be recognized directly at the Meeting for the purposes of voting Common Shares registered in the name of his broker, a Beneficial Shareholder may attend the Meeting as proxyholder for the registered Shareholder and vote the Common Shares in that capacity. Beneficial Shareholders who wish to attend the Meeting and indirectly vote their Common Shares as proxyholder for the registered Shareholder should enter their own names in the blank space on the Proxy provided to them and return the same to their broker (or the broker’s agent) in accordance with the instructions provided by such broker.

All references to Shareholders in this Information Circular and the accompanying form of Proxy and Notice of Meeting are to Shareholders of record unless specifically stated otherwise.

VOTING OF PROXIES

The Common Shares represented by a properly executed Proxy in favour of the proposed Management Nominees as proxyholders in the accompanying form of Proxy will:

(a)	be voted or withheld from voting in accordance with the instructions of the person appointing the proxyholder on any ballot that may be taken; and

(b)	where a choice with respect to any matter to be acted upon has been specified in the form of Proxy, be voted in accordance with the specification made in such Proxy.

ON A POLL SUCH SHARES WILL BE VOTED IN FAVOUR OF EACH MATTER FOR WHICH NO CHOICE HAS BEEN SPECIFIED, OR WHERE BOTH CHOICES HAVE BEEN SPECIFIED, BY THE SHAREHOLDER.

The enclosed form of Proxy when properly completed and delivered and not revoked confers discretionary authority upon the person appointed proxy thereunder to vote with respect to amendments or variations of matters identified in the Notice of Meeting, and with respect to other matters which may properly come before the Meeting. If any amendments or variations to matters identified in the Notice of Meeting are properly brought before the Meeting or any further or other business is properly brought before the Meeting, it is the intention of the persons designated in the enclosed form of Proxy to vote in accordance with their best judgment on such matters or business. At the time of the printing of this Information Circular, the management of the Company knows of no such amendment, variation or other matter that may be presented to the Meeting.

In order to approve a motion proposed at the Meeting a majority of greater than 50% of the votes cast will be required (an “ordinary resolution”) unless the motion requires a “special resolution” in which case a majority of not less than 66 2/3% of the votes cast will be required.

INTEREST OF CERTAIN PERSONS OR COMPANIES IN MATTERS TO BE ACTED UPON

No person who has been a director or executive officer of the Company at any time since the beginning of the last financial year, nor any proposed nominee for election as a director of the Company, nor any associate or affiliate of any of the foregoing, has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted upon other than the election of directors or the appointment of auditors.

VOTING SECURITIES AND PRINCIPAL HOLDERS OF VOTING SECURITIES

Authorized Capital:	an unlimited number of common shares without par value (“Common Shares”)an unlimited number of preferred shares

Issued and Outstanding:	96,919,339 (1) Common Shares Nil preferred shares

(1)	As at May 14, 2012.

Only Shareholders of record at the close of business on May 14, 2012 (the “Record Date”) who either personally attend the Meeting or who have completed and delivered a form of Proxy in the manner and subject to the provisions described above shall be entitled to vote or to have their Common Shares voted at the Meeting.

On a show of hands, every individual who is present and is entitled to vote as a Shareholder or as a representative of one or more corporate Shareholders will have one vote, and on a poll every Shareholder present in person or represented by a Proxy and every person who is a representative of one or more corporate Shareholders, will have one vote for each Common Share registered in that Shareholder’s name on the list of Shareholders as at the Record Date, which is available for inspection during normal business hours at Computershare and will be available at the Meeting. Shareholders represented by Proxy holders are not entitled to vote on a show of hands.

To the knowledge of the directors and executive officers of the Company, no person or company beneficially owns, directly or indirectly or exercises control or direction over Common Shares carrying 10% or more of the voting rights attached to all outstanding Common Shares of the Company.

ELECTION OF DIRECTORS

The board of directors (the “Board”) presently consists of seven (7) directors and it is intended to elect six (6) directors for the ensuing year.

According to its Articles, the Company may have a minimum of one (1) and a maximum of twelve (12) directors. The term of office of each of the present directors expires at the Meeting. The persons named below will be presented for election at the Meeting as Management’s nominees and the persons proposed by Management as proxyholders in the accompanying form of Proxy intend to vote for the election of these nominees. Management does not contemplate that any of these nominees will be unable to serve as a director. Each director elected will hold office until the next annual meeting of the Company or until his successor is elected or appointed, unless his office is earlier vacated in accordance with the By-laws of the Company or the provisions of the Canada Business Corporations Act (the “CBCA”).

The following table and notes thereto sets out the name of each person proposed to be nominated by Management for election as a director (a “proposed director”), the province or state and country in which he is ordinarily resident, all offices of the Company now held by him, his principal occupation, the period of time for which he has been a director of the Company, and the number of Common Shares of the Company beneficially owned by him, directly or indirectly, or over which he exercises control or direction, as at the date hereof.

Name, Position, Province or State and Country of Residence(1)	Principal Occupation During Past Five Years (1)	Director Since	Number of Common Shares beneficially owned or controlled or directed, directly or indirectly(2)
Bryce G. Roxburgh Makati, Philippines Co-Chairman and Director	President & CEO, Exeter Resource Corporation (“Exeter”), since September 2003; Chairman of Rugby Mining Limited since January 2007.	March 11, 2010	4,667,250	(6)

Yale R. Simpson British Columbia, Canada Co-Chairman and Director	Chairman of Exeter since September 2003; President of Canaust Resource Consultants Ltd. (“Canaust”) since 1992.	March 11, 2010	1,433,250

Robert G. Reynolds(3)(4)(5) N.S.W., Australia Director	Chartered Accountant; Chairman of Alacer Gold Corp. from March, 2002 to August, 2011.	March 11, 2010	125,000

Ignacio Celorrio Buenos Aires, Argentina Director	Lawyer with Quevedo Abogados since November 2007; President of Malbex San Juan S.A. since 2009, Minera Cielo Azul S.A. and Inversiones Mineras Australes S.A. since 2007.	March 11, 2010	25,000

James D.R. Strauss(3)(4)(5) London, United Kingdom Director	Director of Strauss Partners Ltd. since November 2010; Partner of Strauss Partners LLP from April 2010 to November 2010; prior, Mr. Strauss has worked as a stockbroker in the City of London for 26 years specialising in the corporate resource arena including BMO Capital Markets as Managing Director of UK.	September 8, 2010	Nil

George W. Lawton(3)(4)(5) British Columbia, Canada Director	Chartered Accountant and Chief Financial Officer of EastCoal Inc. since April, 2012 and Chief Financial Officer of Aegis Mobility Inc. from August 2010 to December, 2011.	September 8, 2010	Nil

Notes:

(1)	The information as to the province or state, as applicable, country of residence and principal occupation, not being within the knowledge of the Company, has been furnished by the respective directors individually.
(2)	The information as to Common Shares beneficially owned or over which a director exercises control or direction, not being within the knowledge of the Company, has been furnished by the respective directors individually.
(3)	Member of the Audit Committee. George Lawton is Chair.
(4)	Member of the Compensation Committee. Robert Reynolds is Chair.
(5)	Member of the Nominating and Corporate Governance Committee. James Strauss is Chair.
(6)	Of these Common Shares, 2,958,000 are registered in the name of Rowen Company Ltd. (“Rowen”), a private company controlled by Mr. Roxburgh.

AUDIT COMMITTEE

Under National Instrument 52-110 – Audit Committees (“NI 52-110”), companies are required to provide disclosure with respect to their audit committee, including the text of the audit committee’s charter, the composition of the audit committee and the fees paid to the external auditor. This information is provided in the Company’s annual information form dated March 30, 2012 (the “AIF”) with respect to the fiscal year ended December 31, 2011. The AIF is available for review by the public on the SEDAR website located at www.sedar.com “Company Profiles – Extorre Gold Mines Limited” and may also be obtained free of charge by sending a written request to the Company at the Company’s head office located at #1660-999 West Hastings Street, Vancouver, British Columbia, V6C 2W2.

COMPENSATION DISCUSSION AND ANALYSIS

Compensation Discussion and Analysis

The Company does not have a formal compensation program. However, the administration of the Company’s compensation mechanisms is handled by the compensation committee (the “Compensation Committee”) of the Board of the Company. The general mandate of the Compensation Committee is to examine matters relating to the compensation of the directors and executive officers of the Company with respect to (i) general compensation goals and guidelines and the criteria by which bonuses and stock compensation awards are determined; (ii) amendments to any equity compensation plans adopted by the Board and changes in the number of shares reserved for issuance thereunder; and (iii) other plans that are proposed for adoption or adopted by the Company for the provision of compensation. In accordance with the mandate, the Compensation Committee meets to discuss and determine the recommendations that it will make to the Board regarding management compensation, without reference to formal objectives, criteria or analysis. The general objectives of the Company’s compensation strategy are to (a) compensate Management in a manner that encourages and rewards a high level of performance and outstanding results with a view to increasing long-term Shareholder value; (b) align Management’s interests with the long-term interests of Shareholders; (c) provide a compensation package that is commensurate with other junior mineral exploration companies to enable the Company to attract and retain talent; and (d) ensure that the total compensation package is designed in a manner that takes into account the constraints that the Company is under by virtue of the fact that it is a junior mineral exploration company without a history of earnings.

As at December 31, 2011, the Compensation Committee was composed of George Lawton, Robert G. Reynolds and James Strauss, all of whom were independent directors, applying the definition set out in section 1.4 of NI 52-110.

The Compensation Committee considers and evaluates executive compensation levels on an annual basis against available information for “peer group” companies, which are principally comprised of “junior mineral exploration” companies, to ensure that the Company’s executive compensation levels are within the range of comparable norms. In selecting peer group companies, the Compensation Committee primarily looks for public companies that are comparable in terms of business and size. In 2011, no review of cash compensation was performed as executive compensation levels were reviewed when the existing contracts, with two year terms, for the Company’s executives were put in place effective September 1, 2010.

Currently, the principal components of the Company’s executive compensation packages are base remuneration, long-term incentive in the form of stock options, and a discretionary annual incentive cash bonus. The Company targets base remuneration, bonuses, and option based awards towards the upper range relative to peer companies for similarly experienced executives performing similar duties. Generally, awards are made within this range, although compensation is awarded above or below in cases of exceptional or poor corporate and/or individual performance or other individual factors relating to a Named Executive Officer (as defined below). The Company benchmarks against upper compensation because benchmarking allows the Company to attract and retain executives, provides an incentive for executives to strive for better than average performance to earn better than average compensation and helps the Company to manage the overall cost of management compensation.

While the Compensation Committee believes that it is important to use benchmarking data to assist it in determining appropriate ranges for executive compensation, it also considers other factors when awarding executive compensation such as the overall financial strength of the Company, its exploration successes, and equity financing success.

Base salary is used to provide the Named Executive Officers a set amount of money during the year with the expectation that each Named Executive Officer will perform his responsibilities to the best of his ability and in the best interests of the Company.

The granting of incentive stock options provides a link between management compensation and the Company’s share price. It also rewards management for achieving results that improve Company performance and thereby increase Shareholder value. Stock options are generally awarded to executive officers at the commencement of employment and periodically thereafter. In making a determination as to whether a grant of long-term incentive stock options is appropriate, and if so, the number of options that should be granted, consideration is given to: the number and terms of outstanding incentive stock options held by the Named Executive Officer; current and expected future performance of the Named Executive Officer; the potential dilution to Shareholders and the cost to the Company; general industry standards; and the limits imposed by the terms of the Company’s stock option plan (the “Plan”) and the Toronto Stock Exchange (the “TSX”). The Company considers the granting of incentive stock options to be a particularly important element of compensation as it allows the Company to reward each Named Executive Officer’s efforts to increase value for Shareholders without requiring the Company to use cash from its treasury. The terms and conditions of the Company’s stock option grants, including vesting provisions and exercise prices, are governed by the terms of the Plan, which are described under “Incentive Plan Awards” below.

Finally, the Compensation Committee will consider whether it is appropriate and in the best interests of the Company to award a discretionary cash bonus to the Named Executive Officers and if so, in what amount. A cash bonus may be awarded to reward extraordinary performance that has led to increased value for Shareholders through property acquisitions or divestitures, the formation of new strategic or joint venture relationships and/or capital raising efforts. Demonstrations of extraordinary personal commitment to the Company’s interests, the community and the industry may also be rewarded through a cash bonus.

Performance Graph

The following graph compares the year-end investment value of the total cumulative Shareholder return for $100 invested in Common Shares of the Company against the cumulative total return of the S&P/TSX Composite Index since the date of public trading on the TSX (being March 18, 2010) for the two fiscal years ended December 31, 2010 and 2011.

CUMULATIVE TOTAL SHAREHOLDER RETURNS

EXTORRE GOLD MINES LIMITED (XG) VS S&P/TSX COMPOSITE INDEX

	18-Mar-2010	31-Dec-2010	31-Dec-2011
Extorre – XG	100	514	575
S&P/TSX	100	111	99

SUMMARY COMPENSATION TABLE

For the purposes of this Information Circular, a “Named Executive Officer”, or “NEO”, means each of the following individuals:

1.	a chief executive officer (“CEO”) of the Company;

2.	a chief financial officer (“CFO”) of the Company;

3.	each of the Company’s three most highly compensated executive officers of the Company including any of its subsidiaries, or the three most highly compensated individuals acting in a similar capacity, other than the CEO and CFO, at the end of the most recently completed financial year whose total compensation was, individually, more than $150,000 as determined in accordance with subsection 1.3(6) of Form 51-102F6, for the financial year ended December 31, 2011; and

4.	each individual who would be a NEO under paragraph 3 but for the fact that the individual was neither an executive officer of the Company or its subsidiaries, nor acting in a similar capacity at December 31, 2011.

Summary Compensation Table

During the financial year ended December 31, 2011, the Company had five (5) Named Executive Officers: Eric Roth, the former President and Chief Executive Officer, Darcy Daubaras, Chief Financial Officer, Cecil Bond, Vice President Finance, Louis Montpellier, Senior Vice-President, and Corporate Secretary and Trevor Mulroney, former Chief Operating Officer. The following table sets forth all direct and indirect compensation for, or in connection with, services provided to the Company for the three most recently completed financial years ending December 31, 2011, 2010, and 2009 in respect of the NEOs of the Company.

Name and principal position	Year(1)	Salary ($)(2)		Share- based awards ($)	Option- based awards ($)(3)(10)	Non-equity incentive plan compensation($)		Pension value ($)	All other compensa- tion ($)	Total compensa- tion ($)(2)
						Annual incentive plans(4)	Long-term incentive plans(5)
Eric Roth, (former President & CEO)	2011 2010 2009	300,000 245,775 Nil	(6) (6)	Nil Nil Nil	Nil 1,723,448 Nil	75,000 Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	375,000 1,969,223 Nil
Darcy Daubaras, CFO	2011 2010 2009	100,000 60,000 Nil	(7) (7)	Nil Nil Nil	Nil 234,394 Nil	15,000 Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	115,000 294,394 Nil
Cecil R. Bond, VP Finance	2011 2010 2009	200,000 66,668 Nil	(8) (8)	Nil Nil Nil	Nil 664,670 Nil	100,000 Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	300,000 731,338 Nil
Louis G. Montpellier, Senior VP & Corporate Secretary	2011 2010 2009	200,000 66,668 N/A	(9) (9)	Nil Nil N/A	Nil 593,930 N/A	100,000 Nil N/A	Nil Nil N/A	Nil Nil N/A	Nil Nil N/A	300,000 660,598 N/A
Trevor Mulroney, Chief Operating Officer	2011	119,000	(11)	Nil	941,780	Nil	Nil	Nil	Nil	1,060,780

Notes:

(1)	Financial years ended December 31. The Company was incorporated on December 21, 2009. All compensation is reflected from March 11, 2010, the date of completion of the Arrangement, as herein defined.
(2)	All amounts shown were paid in Canadian currency, the reporting currency of the Company, except for those payments made to Trevor Mulroney, which were made in US dollars.
(3)	The Company used the Black-Scholes option pricing model for determining the fair value of stock options issued at grant date based on the following assumptions: expected annual volatility 90% (2010 – 90%); risk-free interest rate 1.05% (2010 – 1.05%—2.20%); expected life 3 years (2010 – 3 - 3.5 years); expected dividend yield 0.0% (2010 – 0.0%). These values do not represent actual amounts received by the NEOs as the gain, if any, will depend on the market value of the shares on the date that the option is exercised.
(4)	The Company does not currently have a formal annual incentive plan or long term incentive plan for any of its executive officers, including its Named Executive Officers, but may award discretionary bonus payments from time to time.
(5)	The Company does not have any pension, retirement or deferred compensation plans, including defined contribution plans.
(6)	During the financial year ended December 31, 2011, Mr. Roth’s services were provided pursuant to a consulting agreement dated January 18, 2010, as described below (the Roth Consulting Agreement”). Mr. Roth resigned as CEO and President on April 16, 2012.
(7)	Mr. Daubaras’ services are provided pursuant to an employment agreement dated September 1, 2010, as described below (the “Daubaras Employment Agreement”).
(8)	Mr. Bond’s services are provided pursuant to a consulting agreement dated September 1, 2010 as described below (the “Bond Consulting Agreement”). This amount was paid to 667060 BC Ltd. (“667060”), a company controlled by Mr. Bond, for management fees.
(9)	Mr. Montpellier’s services are provided pursuant to a consulting agreement dated September 1, 2010, as described below (the “Montpellier Consulting Agreement”). This amount was paid to Patrocinium Services Corporation (“Patrocinium”), a company wholly-owned by Mr. Montpellier for consulting fees.

(10)	Also see “Outstanding Option - Based Awards” for details of options granted by Exeter to the NEOs and assumed by the Company on completion of the Arrangement (see “Interests of Informed Persons in Material Transactions” for a description of the Arrangement).
(11)	Mr. Mulroney’s services are provided pursuant to a consulting agreement dated September 22, 2011 (the “Mulroney Consulting Agreement”). This amount was paid to Pact Mining Pty. Ltd. (“Pact”), a company controlled by Mr. Mulroney. Mr. Mulroney was appointed President and Chief Executive Officer of the Company on April 16, 2012.

Consulting/Employment Agreements

The Company entered into consulting agreements dated as of and effective from September 1, 2010 with certain individuals (including certain NEOs), namely, Messrs. Roxburgh, Bond, Simpson, and Montpellier, and the companies through which their services are provided.

The Company entered into the Roth Consulting Agreement on January 18, 2010, with Eric Roth (“Roth”) pursuant to which Roth provided his services as President and Chief Executive Officer of the Company. Pursuant to the Roth Consulting Agreement, the Company paid Roth a monthly consulting fee of $25,000 for Roth’s services, and reimbursed Roth for any reasonable travelling and other direct expenses incurred by Roth in connection with the services. Roth was also eligible for an additional annual payment (the “Annual Bonus”) based on performance in each fiscal year to be paid in accordance with terms approved by the Board in each such year. The Roth Consulting Agreement had a term of two years, and upon expiry, was eligible for an automatic renewal for a further two years unless the Company gave 90 days’ notice otherwise. Mr. Roth resigned as President and CEO on April 16, 2012.

The Company entered into the Daubaras Employment Agreement with Darcy Daubaras (“Daubaras”) on September 1, 2010 pursuant to which Daubaras provides the services of Chief Financial Officer of the Company. The Company pays Daubaras an annual salary of $100,000 and reimburses Daubaras for any reasonable travelling and other direct expenses incurred by Daubaras in connection with the services. Daubaras is also eligible for an Annual Bonus based on performance in each fiscal year to be paid in accordance with terms approved by the Board in each such year.

The Company entered into a consulting agreement on September 1, 2010 (the “Roxburgh Consulting Agreement”) with Rowen of Hong Kong, a company controlled by Bryce Roxburgh (“Roxburgh”). Pursuant to the Roxburgh Consulting Agreement, Rowen provides the services of Roxburgh to the Company, and provides for Roxburgh to serve as a director of the Company and to hold the office of Co-Chairman of the Company at the pleasure of the Board. The Company pays Rowen a monthly consulting fee of $11,667 for Roxburgh’s services and reimburses Roxburgh for any reasonable travelling and other direct expenses incurred by Rowen in connection with the services. Roxburgh is also eligible for an Annual Bonus based on performance in each fiscal year to be paid in accordance with terms approved by the Board in each such year.

The Company entered into a consulting agreement on September 1, 2010 (the “Simpson Consulting Agreement”) with Canaust, of Vancouver, British Columbia and Yale Simpson (“Simpson”). Pursuant to the Simpson Consulting Agreement, Canaust provides the services of Yale Simpson to the Company, and provides for Simpson to serve as a director of the Company and to hold the office of Co-Chairman at the pleasure of the Board. Canaust is controlled by Simpson. The Company pays Canaust a monthly consulting fee of $14,583 for Simpson’s services and reimburses Simpson for any reasonable travelling and other direct expenses incurred by Simpson in connection with the services. Simpson is also eligible for an Annual Bonus based on performance in each fiscal year to be paid in accordance with terms approved by the Board in each such year.

The Company entered into the Bond Consulting Agreement on September 1, 2010 with 667060, of Vancouver, British Columbia and Cecil Bond (“Bond”). Pursuant to the Bond Consulting Agreement, 667060 provides the services of Bond to the Company, and provides for Bond to serve as Vice President Finance of the Company at the pleasure of the Board. 667060 is controlled by Bond. The Company pays 667060 a monthly consulting fee of $16,667 for Bond’s services and reimburses Bond for any reasonable travelling and other direct expenses incurred by Bond in connection with the services. Bond is also eligible for an Annual Bonus based on performance in each fiscal year to be paid in accordance with terms approved by the Board in each such year.

The Company entered into the Montpellier Consulting Agreement on September 1, 2010 with Patrocinium of Vancouver, British Columbia, and Louis Montpellier (“Montpellier”). Pursuant to the Montpellier Consulting Agreement, Patrocinium provides the services of Montpellier to the Company, and provides for Montpellier to serve as an executive officer of the Company at the pleasure of the Board. Patrocinium is controlled by Montpellier. The Company pays Patrocinium a monthly consulting fee of $16,667 for Montpellier’s services and reimbursement of any reasonable travelling and other direct expenses incurred by Montpellier in connection with the services. Montpellier is also eligible for an Annual Bonus based on performance in each fiscal year to be paid in accordance with terms approved by the Board in each such year.

The Company entered into the Mulroney Consulting Agreement dated September 22, 2011 with Pact pursuant to which Pact provided the services of Trevor Mulroney (“Mulroney”) to the Company, to serve as Chief Operating Officer of the Company at the pleasure of the Board. Pact is controlled by Mulroney. The Company pays Pact a monthly consulting fee of US$35,000 for Mulroney’s services and reimbursement of any reasonable travelling and other direct expenses incurred by Mulroney in connection with the services. On April 16, 2012, the parties agreed to amend the Mulroney Consulting Agreement to provide for Mulroney to change his role from Chief Operating Officer to President and Chief Executive Officer of the Company in consideration for a monthly consulting fee of US$35,000 and the reimbursement of reasonable travelling and other expenses.

See “Termination and Change of Control Benefits” below.

INCENTIVE PLAN AWARDS

Outstanding Option-Based Awards

The following table sets forth for the NEOs, the incentive stock options (option-based awards), pursuant to the Plan, outstanding as at December 31, 2011. As at December 31, 2011, 5,077,500 of these option-based awards have vested.

	Option-based Awards
Name	Number of securities underlying unexercised options (#)		Option exercise price ($)		Option expiration date	Value of unexercised in-the-money options ($)(1)
Eric Roth	50,000 800,000 50,000 112,500	(2) (2)	$ $ $ $	1.06 1.45 4.60 6.80	September 28, 2014 February 1, 2015 September 3, 2015 December 16, 2015	5,416,125
Darcy Daubaras	132,900 20,000 56,250	(2)	$ $ $	0.38 2.04 6.80	November 7, 2013 March 26, 2015 December 16, 2015	1,101,098
Cecil R. Bond	50,000 100,000 400,000 150,000 60,000 65,000 112,500	(2) (2) (2) (2)	$ $ $ $ $ $ $	0.60 0.60 0.60 1.45 2.04 4.60 6.80	June 27, 2012 November 13, 2012 February 27, 2014 February 1, 2015 March 26, 2015 September 3, 2015 December 16, 2015	5,325,475
Louis G. Montpellier	200,000 500,000 65,000 112,500		$ $ $ $	0.60 1.45 4.60 6.80	January 23, 2013 February 1, 2015 September 3, 2015 December 16, 2015	4,698,575
Trevor Mulroney	200,000			$8.89	October 13, 2016	Nil

(1)	In-the-money options are those where the market value of the underlying securities as at the most recent financial year end exceeds the option exercise price. This amount is calculated as the difference between the market value of the Common Shares underlying the options on December 31, 2011, being the last trading day of the Company’s Common Shares for the financial year, which was $7.53, and the exercise price of the option. Except for 100,000 options exercised by Mr. Simpson at an exercise price of $0.63, 132,900 options exercised by Mr. Daubaras at an exercise price of $0.38, 200,000 options exercised by Mr. Montpellier at an exercise price of $0.60 and 300,000 options exercised by Mr. Bond at an exercise price of $0.60 subsequent to the year end, these options have not been and may never be, exercised and actual gains, if any, on exercise will depend on the market value of the underlying securities on the date of exercise.
(2)	These options were originally granted by Exeter, and were assumed by the Company in connection with the Arrangement, as hereinafter defined. These options have the same expiry date as the original Exeter options and the exercise price was determined on the basis of the relative volume weighted average trading price of Exeter and the Company during the first five trading days after the completion of the Arrangement, being 21%, applied to the original option price.

Subsequent to the year ended December 31, 2011, no stock options have been granted to the NEOs.

Incentive Plan Awards – Value Vested or Earning During The Year

The following table sets forth for the NEOs, the value vested during the financial year ended on December 31, 2011 for options awarded under the Plan, as well as the value earned under non-equity incentive plans for the same period.

Name	Option-based awards- Value vested during the year ($)(1)	Share-based awards - Value vested during the year ($)	Non-equity incentive plan compensation - Value earned during the year ($)
Eric Roth	1,247,282	Nil	N/A
Darcy Daubaras	123,287	Nil	N/A
Cecil R. Bond	709,769	Nil	N/A
Louis G. Montpellier	4,524,919	Nil	N/A
Trevor Mulroney	Nil	Nil	N/A

(1)	Value vested during the year is calculated by subtracting the market price of the Company’s Common Shares on the date the option vested (being the closing price of the Company’s Common Shares on the TSX on the last trading day prior to the vesting date) from the exercise price of the option.

TERMINATION AND CHANGE OF CONTROL BENEFITS

Termination and Change of Control Benefits

Other than as set forth below, as at the financial year ended December 31, 2011, the Company did not have any contract, agreement, plan or arrangement that provides for payments to a Named Executive Officer at, following or in connection with any termination (whether voluntary, involuntary or constructive), resignation, retirement, a change in control of the Company or a change in the NEO’s responsibilities.

The consulting agreements with each of Rowen, 667060, Canaust and Patrocinium have a term of two years, and upon expiry, will automatically be extended for a further two years unless the Company gives notice 180 days before expiry that it will not extend the agreement. Each of Rowen, 667060, Canaust, or Patrocinium, as applicable, may terminate the consulting agreements prior to the expiry of the term by giving 30 days’ written notice to the Company. The consulting agreements with each of Rowen, 667060, Canaust and Patrocinium contain the following provisions:

•	the Company may terminate the agreement prior to the expiry of the term by giving notice to Rowen, 667060, Canaust, or Patrocinium, as applicable, whereupon the Company will pay Rowen, 667060, Canaust, or Patrocinium, as applicable, a lump sum equal to 24 times the monthly consulting fee under the agreement plus an amount equivalent to the highest Annual Bonus paid in any one of the immediately preceding two years. If no such Annual Bonus has been paid then the deemed Annual Bonus will be fifty (50) per cent of the annual fee paid to Rowen, 667060, Canaust, or Patrocinium, as applicable;

•	where termination notice is delivered by either Rowen, 667060, Canaust, Patrocinium or the Company, as applicable, within the 90-day period following a Change of Control, as hereinafter defined, except where such Change of Control occurs only as a result of the Company completing a financing in the ordinary course of business, then the Company will pay Rowen, 667060, Canuast and Patrocinium, as applicable, a lump sum amount equal to 30 months’ consulting fee plus 2 times the Annual Bonus or deemed Annual Bonus, and all stock options granted to Roxburgh, Bond, Simpson, and Montpellier, as applicable, will vest immediately and Roxburgh, Bond, Simpson, and Montpellier, as applicable, shall be entitled to exercise the stock options at any time during the lesser of the remaining term of the stock options or 185 days;

•	the Company may respectively terminate each consulting agreement without notice upon the occurrence of any of the following events:

(a)	the consultant’s respective conviction of a crime (indictable level or penalized by incarceration or a lesser crime related to the provision of the services), or any act involving money or other property of the Company and its subsidiaries that would constitute a crime in the jurisdiction involved; or

(b)	Rowen, 667060, Canaust, or Patrocinium respectively is dissolved, liquidated or formally wound up; or

(c)	for just cause.

Pursuant to the Daubaras Employment Agreement between the Company and Daubaras, where termination notice is delivered by either Daubaras or the Company within the 90-day period following a Change of Control, as hereinafter defined, except where such Change of Control occurs only as a result of the Company completing a financing in the ordinary course of business, then the Company will pay Daubaras, a lump sum amount equal to 12 months’ salary at the rate being paid at the time of termination, and all the stock options held by Daubaras will vest immediately. Such severance amount shall remain the same for the first year of the employment agreement and following the first anniversary of the employment agreement the lump sum severance will increase to:

(a)	14 months’ salary up to the second anniversary of the employment agreement;

(b)	16 months’ salary following the second anniversary of the employment agreement up to the third anniversary of the Daubaras Employment Agreement; and

(c)	thereafter 18 months’ salary.

The Daubaras Employment Agreement has an indefinite term, and may be terminated by Daubaras, as applicable, upon 30 days’ written notice to the Company. The Company may terminate the agreement by giving notice to Daubaras, whereupon the Company will pay Daubaras a lump sum equal to 6 months’ salary at the rate being paid at the time of termination. Pursuant to the employment agreement with Daubaras, the Company may terminate the agreement without notice upon the occurrence of any of the following events:

(a)	Daubaras’ conviction of a crime (indictable level or penalized by incarceration or a lesser crime related to the provision of the services), or any act involving money or other property of the Company and its subsidiaries that would constitute a crime in the jurisdiction involved; or

(b)	for just cause that would in law permit the Company to, without notice, terminate the employment of Daubaras;

whereupon Daubaras shall not be entitled to a severance payment but shall be entitled to receive the full amount of the instalments falling due in respect of Daubaras’ annual salary through to the date of the notice of termination plus an amount of any accrued holiday pay, and the amount, if any, of any awards previously made to Daubaras, as applicable which have not been paid.

The Mulroney Consulting Agreement has a term of 12 months and may be terminated by Pact upon 30 days’ written notice to the Company. The Company may terminate the agreement by giving notice to Pact, whereupon the Company will pay to Pact a lump sum equal to three times the monthly fee or the remainder of the term whichever is longer. Pursuant to the Mulroney Consulting Agreement, the Company may terminate the agreement without notice upon the occurrence of any of the following events:

(a)	Pact’s or Mulroney’s conviction of a crime (indictable level or penalized by incarceration or a lesser crime related to the provision of the services), or any act involving money or other property of the Company and its subsidiaries that would constitute a crime in the jurisdiction involved; or

(b)	If Pact is dissolved, liquidated or formally wound up; or

(c)	For just cause;

whereupon Pact or Mulroney shall not be entitled to a severance payment but shall be entitled to receive the full amount of the instalments falling due in respect of Pact or Mulroney’s fees and expenses owing through to the date of the notice of termination and all stock options will terminate.

“Change of Control” is defined in the consulting agreements with Rowen, 667060, Canaust and Patrocinium and the Daubaras Employment Agreement as:

(i)	the sale, transfer or disposition of the majority of the Company’s assets in liquidation or dissolution of the Company; or

(ii)	the Company amalgamates, merges or enters into a plan of arrangement with another company at arm’s length to the Company and its affiliates, other than an amalgamation, merger or plan of arrangement that would result in the voting securities of the Company outstanding immediately prior thereto continuing to represent (either by remaining outstanding or by being converted into voting securities of the surviving or resulting entity) more than 50% of the combined voting power of the surviving or resulting entity outstanding immediately after such amalgamation, merger or plan of arrangement; or

(iii)	any Person or combination of Persons at arm’s length to the Company and its affiliates acquires or becomes the beneficial owner of, directly or indirectly, more than 20% of the voting securities of the Company, whether through the acquisition of previously issued and outstanding voting securities, or of voting securities that have not been previously issued, or any combination thereof, or any other transaction having a similar effect, and such Person or combination of Persons exercise(s) the voting power attached to such securities in a manner that causes the incumbent directors to cease to constitute a majority of the Board; or

(iv)	any Person or combination of Persons at arm’s length to the Company and its affiliates acquires or becomes the beneficial owner of, directly or indirectly, more than 50% of the voting securities of the Company, whether through the acquisition of previously issued and outstanding voting securities, or of voting securities that have not been previously issued, or any combination thereof, or any other transaction having a similar effect; or

(v)	the removal, by extraordinary resolution of the shareholders of the Company, of more than 51 % of the then Incumbent Directors of the Company, or the election of a majority of directors to the Board who were not nominees of the incumbent Board at the time immediately preceding such election.

“Incumbent Director” means any member of the Board who was a member of the Board prior to the occurrence of the transaction, transactions or elections giving rise to a Change of Control and any successor to an Incumbent Director who was recommended or elected or appointed to succeed an Incumbent Director by the affirmative vote of a majority of the Incumbent Directors then on the Board.

“Person” means any individual, partnership, limited partnership, joint venture, syndicate, sole proprietorship, company or corporation with or without share capital, unincorporated association, trust, trustee, executor, administrator or other legal personal representative, regulatory body or agency, government or governmental agency or entity however designated or constituted.

If a severance payment triggering event had occurred on December 31, 2011, the severance payments that would be payable to each of the Named Executive Officers and Rowen, 667060, Canaust, Patrocinium and Pact would have been approximately as follows:

Name	Termination by the Company for any reason other than cause and unrelated to “Change of Control” of the Company (estimated) ($)	Termination by the Company without cause after a “Change of Control” of the Company (estimated) ($)
Roth (Eric Roth)	Nil	Nil
Rowen (Bryce G. Roxburgh)	405,000	600,000
667060 (Cecil R. Bond)	500,000	700,000
Canaust (Yale R. Simpson)	425,000	587,500
Patrocinium (Louis G. Montpellier)	500,000	700,000
Darcy Daubaras	50,000	116,667
Pact (Trevor Mulroney)	315,000	315,000
Total	2,195,000	3,019,167

DIRECTOR COMPENSATION

During 2011 directors were not compensated for their services, other than through the granting of incentive stock options. Effective January 1 2012, non-executive directors will receive fees totaling $50,000 per annum payable quarterly. The granting of incentive stock options provides a link between director compensation and the Company’s share price. Stock options are generally awarded to directors when they are first elected by the shareholders or appointed by the Board and periodically thereafter. In making a determination as to whether a grant of long term incentive stock options is appropriate, and if so, the number of options that should be granted, consideration is given to: the number and terms of outstanding incentive stock options held by the director; current and expected future contribution of the director; the potential dilution to shareholders and the cost to the Company; general industry standards; and the limits imposed by the terms of the Plan and the TSX. The Company considers the granting of incentive stock options to be a particularly important element of compensation as it allows the Company to reward each director’s efforts to increase value for shareholders without requiring the Company to use cash from its treasury.

Director Compensation Table

The following table sets forth all amounts of compensation provided to the directors for the Company’s most recently completed financial year.

Name	Fees Earned ($)		Share- based awards ($)	Option- based awards ($)(1)(2)	Non-equity incentive plan compensation ($)	Pension value ($)	All other compensation ($)	Total ($)
Bryce G. Roxburgh(3)	140,000		Nil	Nil	125,000	Nil	Nil	265,000
Yale R. Simpson(3)	175,000		Nil	Nil	75,000	Nil	Nil	250,000
Robert Reynolds	Nil		Nil	Nil	Nil	N/A	Nil	Nil
Ignacio Celorrio	125,000	(4)	Nil	Nil	Nil	N/A	Nil	125,000
James Strauss	Nil		Nil	Nil	Nil	N/A	Nil	Nil
George Lawton	Nil		Nil	Nil	Nil	N/A	Nil	Nil

(1)	Figures represent the grant date fair value of the options. The Company used the Black-Scholes option pricing model for determining the fair value of stock options issued at grant date based on the following assumptions: expected annual volatility 90%; risk-free interest rate 1.05%; expected life 3 years; expected dividend yield 0.0%. These amounts do not represent actual amounts received by the directors as any gain, if any, will depend on the market value of the shares on the date that the option is exercised.
(2)	Also see “Outstanding Option-Based Awards” for details of options granted by Exeter to the directors and assumed by the Company on completion of the Arrangement, as defined herein.
(3)	See “Consulting/Employment Agreements and “Termination and Change of Control Benefits” for further particulars.
(4)	Commencing April 1, 2011, Mr. Celorrio was paid a retainer of $12,500 per month.

Outstanding Option-Based Awards

The following table sets forth for each director all awards outstanding at the end of the most recently completed financial year, including awards granted before the most recently completed financial year. As at December 31, 2011 a portion of these option-based awards have vested.

	Option-based Awards
Name	Number of securities underlying unexercised options (#)		Option exercise price ($)		Option expiration date	Value of unexercised in-the-money options ($)(1)
Bryce G. Roxburgh	100,000 150,000 400,000 250,000 65,000 150,000 180,000 112,500	(2) (2) (2) (2)	$ $ $ US$ $ $ $ $	0.60 0.60 0.60 0.62 2.04 2.98 4.60 6.80	June 27, 2012 November 13, 2012 February 27, 2014 July 17, 2014 March 26, 2015 June 24, 2015 September 3, 2015 December 16, 2015	7,880,875
Yale R. Simpson	100,000 100,000 150,000 400,000 65,000 135,000 180,000 112,500	(2) (2) (2) (2)	$ $ $ $ $ $ $ $	0.63 0.60 0.60 0.60 2.04 2.98 4.60 6.80	February 3, 2012 June 27, 2012 November 13, 2012 February 27, 2014 March 26, 2015 June 24, 2015 September 3, 2015 December 16, 2015	6,775,125
Robert Reynolds	200,000 50,000 25,000 65,000 56,250	(2) (2)	$ $ $ $ $	0.60 0.60 2.04 4.60 6.80	June 27, 2012 November 13, 2012 March 26, 2015 September 3, 2015 December 16, 2015	2,101,263
Ignacio Celorrio	25,000 100,000 50,000 56,250	(2) (2)	$ $ $ $	1.06 1.45 4.60 6.80	September 28, 2014 February 1, 2015 September 3, 2015 December 16, 2015	957,313
James Strauss	270,000 56,250	(3)	$ $	5.06 6.80	September 8, 2015 December 16, 2015	707,963
George Lawton	150,000 56,250	(3)	$ $	5.06 6.80	September 8, 2015 December 16, 2015	391,031

(1)	Value is calculated based on the difference between the exercise price of the option and the closing price of the Company’s Common Shares on the TSX on December 31, 2011, being the last trading day of the Company’s Common Shares for the financial year, which was $7.53.
(2)	These options were originally granted by Exeter, and were assumed by the Company in connection with the Arrangement, as hereinafter defined. These options have the same expiry date as the original Exeter options and the exercise price was determined on the basis of the relative volume weighted average trading price of Exeter and the Company during the first five trading days after the completion of the Arrangement, being 21%, applied to the original option price.
(3)	These options vest as to 75,000 six months from the date of appointment as a director on September 8, 2010 and an additional 75,000 each six months thereafter, with all such options having vested on that date which is two years from the date of appointment as a director, subject to such director continuing as such for the duration of such period and the other terms of the Plan.

Incentive Plan Awards – Value Vested or Earned During The Year

The following table sets forth, for each director, other than those who are also NEOs of the Company, the value of all incentive plan awards vested during the year ended December 31, 2011.

Name (a)	Option-based awards- Value vested during the year ($)(1) (b)	Share-based awards - Value vested during the year ($) (c)	Non-equity incentive plan compensation - Value earned during the year ($) (d)
Bryce G. Roxburgh	1,471,600	Nil	N/A
Yale R. Simpson	1,404,250	Nil	N/A
Robert Reynolds	304,181	Nil	N/A
Ignacio Celorrio	861,641	Nil	N/A
James Strauss	530,482	Nil	N/A
George Lawton	530,482	Nil	N/A

(1)	Value vested during the year is calculated by subtracting the market price of the Company’s Common Shares on the date the option vested (being the closing price of the Company’s Common Shares on the TSX on the last trading day prior to the vesting date) from the exercise price of the option.

A description of the significant terms of the Plan is found under the heading “Equity Compensation Plan Information”.

DISCLOSURE OF CORPORATE GOVERNANCE PRACTICE

National Instrument 58-101, Disclosure of Corporate Governance Practices (“NI 58-101”) requires reporting issuers to disclose the corporate governance practices, on an annual basis, that they have adopted. The Company’s approach to corporate governance is provided in Schedule “A”.

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

At no time during the Company’s last completed financial year or as of May 14, 2012 was any director, executive officer, employee, proposed management nominee for election as a director of the Company, nor any associate of any such director, executive officer, or proposed management nominee of the Company, or any former director, executive officer or employee of the Company or any of its subsidiaries, indebted to the Company or any of its subsidiaries, or indebted to another entity where such indebtedness was the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by the Company or any of its subsidiaries.

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

Equity Compensation Plan Information

The following table provides information regarding compensation plans under which securities of the Company are authorized for issuance to directors, officers, employees and consultants in effect as of the end of the Company’s most recently completed fiscal year end:

Equity Compensation Plan Information

Plan Category	Number of Securities to be Issued Upon Exercise of Outstanding Options, Warrants and Rights (a)		Weighted-Average Exercise Price of Outstanding Options, Warrants and Rights (b)	Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (Excluding Securities Reflected in Column (a)) (c)
Equity Compensation Plans Approved By Securityholders	10,343,213	(1)	$3.13	3,541,827
Equity Compensation Plans Not Approved By Securityholders	Nil		N/A	N/A
Total	10,343,213		$3.13	3,541,827

(1)	This number represents 5,061,313 options granted by the Company, as well as 5,281,900 options exercisable for Common Shares which obligations were assumed by the Company in connection with the Arrangement. Pursuant to the Arrangement, on March 11, 2010, the Shareholders of Exeter approved the Plan.

The Company has adopted the Plan which provides for equity participation in the Company by eligible directors, officers, employees and consultants through the acquisition of Common Shares pursuant to the grant of options to purchase Common Shares. The purpose of the Plan is to attract and retain superior directors, officers, employees, consultants and other person or companies engaged to provide ongoing services to the Company as an incentive for such persons to put forth maximum effort for the continued success and growth of the Company and in connection with these goals, to encourage their participation in the performance of the Company.

The aggregate maximum number of Common Shares available for issuance from treasury under the Plan and all of the Company’s other security based compensation arrangements at any given time is 15% of the issued and outstanding Common Shares as at the date of grant of an option, subject to certain adjustments. As a “rolling” plan, the Plan contains an “evergreen” feature whereby any options which has been granted under the Plan and which have been exercised or which have been cancelled, repurchased, expired or terminated in accordance with the terms of the Plan will automatically “reload” and be available for future grants under the Plan. The TSX requires that plans containing an “evergreen” feature be submitted to Shareholders for ratification every three years. The Plan was instituted and approved by Exeter Shareholders prior to the completion of the Arrangement. The Plan will next require re-approval at the Company’s 2013 annual meeting.

The Plan provides that stock options may be granted only to eligible persons, being directors, officers, employees and consultants of the Company and any of its affiliates, and to consultant companies.

The Plan may be terminated by the Board at any time, but such termination will not alter the terms or conditions of any option awarded prior to the date of such termination. Any stock option outstanding when the Plan is terminated will remain in effect until it is exercised or expires or is otherwise terminated in accordance with the provisions of the Plan.

The Plan provides that other terms and conditions may be attached to a particular stock option, and any vesting schedule as determined by the Board. Such vesting, terms and conditions to be referred to in a schedule attached to the option certificate.

The Plan provides that it is solely within the discretion of the Board to determine who should receive stock options and in what amounts. The Board may issue a majority of the options to insiders of the Company. However, unless the Company has received disinterested Shareholder approval, in no case will the number of Common Shares reserved for issuance and issuable within a one-year period to insiders, and issuable to insiders at any time, under the Plan, or when combined with all of the Company’s other security-based compensation arrangements, exceed 10% of issued and outstanding Common Shares.

Options awarded under the Plan will be for a term not to exceed ten years from their award date. Unless the Company otherwise decides, in the event an option holder ceases to be a director, officer, consultant or employee of the Company other than by reason of death, his or her option will expire on the earlier of the expiry date stated in the option certificate (the “Fixed Expiry Date”) and the 90th day following termination of his or her relationship with the Company. Notwithstanding the foregoing, an option will expire immediately in the event a relationship with a director, officer, employee or consultant is terminated for cause (as such term is defined in the Plan). In the event of the death of an option holder, his or her option will expire six months after the date of death or on the Fixed Expiry Date, whichever is earlier. In the event of a change of control of the Company, the Board may, in its sole discretion, deal with outstanding options in the manner it deems fair and reasonable in light of the circumstances.

Except in respect of options that were granted pursuant to the Arrangement, as hereinafter defined, the minimum exercise price of any options issued under the Plan will be the last daily closing price per Common Share on the TSX on the trading day immediately preceding the grant date.

The price at which an option holder may purchase a Common Share upon the exercise of an option will be as set forth in the option certificate issued in respect of such option and in any event will not be less than the market price of the Company’s Common Shares as of the date of the award of the stock option (the “Award Date”). The market price of the Company’s Common Shares for a particular Award Date would typically be the closing trading price of the Company’s Common Shares on the last trading day immediately preceding the Award Date and if there was no sale on the TSX on such date, then the last sale prior thereto, or otherwise in accordance with the terms of the Plan.

Options may not be assigned or transferred with the exception of assignments to a personal representative of a participant: (i) where they are unable to manage their own affairs; or (ii) on the death of the participant.

Under the terms of the Plan, if an option expires during a period in which a trading black-out period is imposed by the Company to restrict trades in the Company’s securities, the option will expire ten business days after the black-out period is lifted by the Company.

The Board may, subject to the approval of any regulatory authority, and the approval of Shareholders where required by such regulatory authority, amend the Plan or any option at any time. Subject to the policies of the TSX, the Board may, at any time, without obtaining the approval of the Shareholders, amend the Plan or any option granted thereunder, in the following circumstances:

(a)	amendments of a “housekeeping nature including, but not limited to, of a clerical grammatical or typographical nature;

(b)	to correct any defect, supply any information or reconcile any inconsistency in the Plan in such manner and to such extent as shall be deemed necessary or advisable to carry out the purposes of the Plan;

(c)	a change to the vesting provisions of the any option or the Plan;

(d)	amendments to reflect any changes in requirements of any regulator or stock exchange to which the Company is subject;

(e)	a change to the termination provisions of an option which does not result in an extension beyond the original term of the option;

(f)	in the case of any option, the substitutions and/or adjustments contemplated under the adjustment provisions of the Plan;

(g)	the addition of a cashless exercise feature, payable in cash or securities of the Company; and

(h)	a change to the class of eligible persons that may participate under the Plan,

provided that, in the case of any option, no such amendment may, without the consent of the participant, materially decrease the rights or benefit accruing to such participant or materially increase the obligations of such participant. Specific disinterested Shareholder approval is required for any reduction in the exercise price of an option or any extension of the term of an option for an optionee who is an insider at the time of the proposed amendment.

Subject to any required action by the Shareholders and any necessary approval of the regulatory authorities, the exercise price and the number of Common Shares which are subject to an option may be adjusted from time to time for share dividends, in the event of arrangement, amalgamation, or other similar procedure or otherwise, or a share recapitalization, subdivision or consolidation, and any other change that the board in its sole discretion, determines equitable requires and adjustment to be made.

There are no stock appreciation rights (“SAR”) associated with options granted under the Plan and there is no provision under the Plan to transform stock options into stock appreciation rights.

Common shares will not be issued pursuant to options granted under the Plan until they have been fully paid for. The Company will not provide financial assistance to option holders to assist them in exercising their options.

Pursuant to an addendum (the “Addendum”) to the Plan, notwithstanding the terms of the Plan, the option price, option period and other terms applicable to options issued to each Exeter optionholder in accordance and pursuant to the Arrangement, shall be modified as required to comply with the terms of the Arrangement, as hereinafter defined. In addition, the Board may waive the application of section 3.4(b), 3.4(c) and 3.4(d) of the Plan regarding ceasing to be director, ceasing to be an employee or consultant and ceasing to be an officer to the extent that these provisions result in the termination of any option to which the Addendum applies.

CORPORATE CEASE TRADE ORDERS OR BANKRUPTCIES

To the best knowledge of the Company, no proposed director (or any of such director’s personal holding companies) of the Company:

(a)	is, as at the date of this Information Circular, or has been, within 10 years before the date of this Information Circular, a director, chief executive officer or chief financial officer of any company, including the Company, that:

(i)	was subject to a cease trade order while the proposed director was acting in the capacity as director, chief executive officer or chief financial officer; or

(ii)	was subject to an order that was issued after the proposed director ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while the proposed director was acting in the capacity as director, chief executive officer or chief financial officer; or

(b)	is as at the date of this Information Circular or has been within the 10 years before the date of this Information Circular, a director or executive officer of any company, including the Company, that while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; or

(c)	has, within the 10 years before the date of this Information Circular, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangements or compromise with creditors, or had a receiver, receiver manager as trustee appointed to hold the assets of that individual.

No proposed director (or any of such director’s personal holding companies) has been subject to:

(a)	any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or

(b)	any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable securityholder in deciding whether to vote for a proposed director.

INTERESTS OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

Other than as set out below and in this Information Circular, and other than transactions carried out in the ordinary course of business of the Company or any of its subsidiaries, none of the directors or executive officers of the Company, a director or executive officer of a person or company that is itself an informed person or subsidiary of the Company, nor any Shareholder beneficially owning, directly or indirectly, Common Shares of the Company, or exercising control or direction over Common Shares of the Company, or a combination of both, carrying more than 10% of the voting rights attached to the outstanding shares of the Company nor an associate or affiliate of any of the foregoing persons has since January 1, 2011 (being the commencement of the Company’s last completed financial year) any material interest, direct or indirect, in any transactions which materially affected or would materially affect the Company or any of its subsidiaries.

In March 2010, the Company completed a spin-out transaction with Exeter, having an office at #1660-999 West Hastings Street, Vancouver, British Columbia, by way of a plan of arrangement (the “Arrangement”), pursuant to which the Company now holds all of Exeter’s former interest in the Argentine Cerro Moro and Don Sixto Projects as well as its Argentine Patagonian exploration projects. As a result of the Arrangement, Exeter shareholders (other than dissenting shareholders) received one Common Share of the Company for each Exeter common share held at the close of business on the Arrangement record date. Under the Arrangement, each option holder in Exeter received one option in the Company for each option held thereby and each warrantholder in Exeter received one warrant for each warrant held thereby. Messrs. Roxburgh, Simpson, and Reynolds, directors and director nominees of the Company, are directors and/or officers of Exeter and were directors of Exeter at the time of the Arrangement. For more details regarding the Arrangement, please refer to the Company’s audited consolidated financial statements and management discussion and analysis for the year ended December 31, 2011, which may be viewed by accessing the Company’s profile on SEDAR at www.sedar.com.

MANAGEMENT CONTRACTS

Except as set forth below, no management functions of the Company or its subsidiaries are to any substantial degree performed by a person or company other than the directors or executive officers of the Company or its subsidiaries.

Subsequent to the Arrangement, the Company reimburses Exeter for common expenditures incurred, based upon a mutually agreed percentage allocation of such expenditures. For the year ended December 31, 2011, the percentage allocation was 40% resulting in approximately $417,000 being reimbursed to Exeter for administration, support, office overhead and travel. The Company and Exeter share three common directors, Messrs. Roxburgh, Simpson, and Reynolds.

Pursuant to a consulting agreement made effective the 26th day of November, 2010 among the Company, Exeter and Rugby Mining Limited (collectively the “Joint Companies”), Canita Consulting Corporation (“Canita”) of Vancouver, British Columbia and Marina Trasolini (“Trasolini”), Canita provides the corporate development services of Trasolini to the Joint Companies. Canita is controlled by Marina Trasolini. The Joint Companies agreed to pay Canita an initial monthly fee of $2,000 on an initial three month trial period. Effective February 1, 2011, the Joint Companies pay Canita a monthly consulting fee of $9,583.33 and increased to $10,416.66 effective May 1, 2011 plus $137.34 for insurance costs plus all applicable harmonized sales tax that is applicable thereon, for Trasolini’s services and reimbursement of any reasonable travelling and other direct expenses incurred by Trasolini in connection with the services. Pursuant to the consulting agreement, the Company granted Trasolini incentive stock options to purchase 100,000

Common Shares exercisable at $6.12 per Common Share until November 26, 2015. The options vest as to 25% from the date of the consulting agreement and the balance vest as to 25% each six months thereafter. The consulting agreement may be terminated by any of the Joint Companies upon 90 days written notice to Canita and Canita may terminate the consulting agreement and the engagement of any one or more of the Joint Companies by giving such Joint Company 90 days’ written notice. Pursuant to the consultant agreement, the Joint Companies may terminate the consulting agreement without notice upon the occurrence of any of the following events:

(a)	Canita’s conviction of a crime (indictable level or penalized by incarceration or a lesser crime related to the provision of the services), or any act involving money or other property of the Company and its subsidiaries that would constitute a crime in the jurisdiction involved; or

(b)	for just cause that would in law permit the Joint Companies to, without notice, terminate the employment of Canita.

The Joint Companies share three common directors, Messrs. Roxburgh, Simpson and Reynolds.

APPOINTMENT OF AUDITORS

Unless such authority is withheld, the persons named in the accompanying Proxy intend to vote for the appointment of PricewaterhouseCoopers LLP, Chartered Accountants, as auditors of the Company. PricewaterhouseCoopers LLP were first appointed auditors of the Company on January 10, 2010. It is also proposed that the Shareholders authorize the directors to fix the remuneration to be paid to the auditors.

SHARE RIGHTS PLAN

Shareholder Rights Plan

The Board adopted a shareholder rights plan agreement dated May 25, 2012 between the Company and Computershare, as rights agent (the “Rights Plan”). The Rights Plan is intended to provide the shareholders of the Company and the Board with adequate time to consider and evaluate any unsolicited bid made for the Company, to provide the Board with adequate time to identify, develop and negotiate value-enhancing alternatives, if considered appropriate, to any such unsolicited bid, to encourage the fair treatment of shareholders in connection with any takeover bid for the Company and to ensure that any proposed transaction is in the best interests of the shareholders.

The TSX has accepted notice for filing of the Rights Plan subject to, among other things, evidence of Shareholder ratification of the Rights Plan at the Meeting. (See “Recommendation of the Board”).

The Rights Plan requires that it be ratified by both majority of the votes cast by Shareholders and a majority of the votes cast by Independent Shareholders (as defined in the Rights Plan) present or represented by proxy at the Meeting. The definition of Independent Shareholders in the Rights Plan excludes various Shareholders including Acquiring Persons, Grandfathered Persons, Subsequent Grandfathered Persons and Offerors (all as defined in the Rights Plan) and any associate or affiliates of such Shareholder or any person acting jointly and in concert with such Shareholder. As at the Record Date, the Company was not aware of any Shareholder who is not an Independent Shareholder as defined in the Rights Plan.

Background

In considering whether to adopt the Rights Plan, the Board considered the current legislative framework in Canada governing takeover bids. Under provincial securities legislation, a takeover bid generally means an offer to acquire voting or equity shares of a person or persons, where the common shares subject to the offer to acquire, together with common shares already owned by the bidder and certain related parties thereto, aggregate 20% or more of the outstanding common shares.

The existing legislative framework for takeover bids in Canada raises the following concerns for shareholders:

1.	Time

Current legislation permits a takeover bid to expire 35 days after it is initiated. The Board is of the view that this may not be sufficient time to permit shareholders to consider a takeover bid and to make a reasoned decision about the merits of a takeover bid.

2.	Pressure to Tender

A shareholder may feel compelled to tender to a takeover bid which the shareholder considers to be inadequate out of a concern that in failing to do so, the shareholder may be left with illiquid or minority discounted Common Shares. This is particularly so in the case of a takeover bid for less than all the Company’s Common Shares, where the bidder wishes to obtain a control position but does not wish to acquire all of the Company’s shares. The Rights Plan provides a mechanism which is intended to ensure that a shareholder can separate the decision with respect to the bid from the decision to tender, lessening undue pressure to tender.

3.	Full Value

The Board was also concerned that a person seeking such control might attempt, among other things, a gradual accumulation of the Company’s Common Shares in the open market; the accumulation of a large block of Common Shares in a highly compressed period of time from institutional shareholders and professional speculators or arbitrageurs; or an offer for any or all of the Company’s Common Shares at what the Board considers to be less than full and fair value. The Rights Plan is intended to restrict the acquisition of more than 20% of the Company’s outstanding Common Shares in such a manner. The Rights Plan is designed to encourage any bidder to provide shareholders with equal treatment in a takeover and full value for their investment.

The Rights Plan should provide adequate time for shareholders to assess a bid and to permit competing bids to emerge. It also gives the Board sufficient time to explore other options. A potential bidder can avoid the dilutive features of the Rights Plan by making a bid that conforms to the conditions specified in the Rights Plan.

To qualify as a “Permitted Bid” under the Rights Plan, a takeover bid must be made to all shareholders other than the “Offeror” and be open for 60 days after the bid is made. If at least 50% of the Company’s Common Shares subject to the bid that are not held by the bidder are deposited, the bidder may take up and pay for such Common Shares and the bid must remain open for a further period of 10 clear business days on the same terms. See “Permitted Bid and Competing Permitted Bid Requirements” below.

Summary of the Rights Plan

The following is a summary of the principal terms of the Rights Plan which is qualified in its entirety by reference to the text of the Rights Plan. A copy of the Rights Plan is available on SEDAR at www.sedar.com. Capitalized terms that are not defined herein have the meaning ascribed to them in the Rights Plan.

Effective Date

The effective date of the Rights Plan (the “Effective Date”) is May 25, 2012 subject to the ratification by the Shareholders at the Meeting.

Term

If the Rights Plan is ratified and approved at the Meeting, it will remain in force until the termination of the third annual meeting of the shareholders following the Meeting unless at or prior to such meeting a majority of the votes cast by Independent Shareholders approve the continued existence of the Rights Plan in which case it shall terminate on the close of the third annual meeting following the meeting at which the Rights Plan was last approved by a majority of votes case by Independent Shareholders (subject to earlier expiry in the event of (i) the redemption of the Rights (as defined below); or (ii) the exchange of Rights for debt or equity securities or assets (or a combination thereof), all as more particularly set out in the Rights Plan) (the “Expiration Time”).

Issue of Rights

On the Effective Date, one right (a “Right”) was issued and attached to each of the Company’s outstanding Common Shares and one Right was issued and will continue to be issued in respect of each Common Share of the Company issued thereafter, prior to the earlier of the Separation Time (as defined below) and the Expiration Time.

Rights Exercise Privilege

The Rights will separate from the Common Shares and become exercisable at the Separation Time (as defined below). After the Separation Time, but prior to the occurrence of a Flip-in Event (as defined below), each Right may be exercised to purchase one Common Share at an exercise price per Right of $25 (the “Exercise Price”).

Flip-in Event and Exchange Option

Subject to certain customary exceptions, upon the acquisition by a person of 20% or more of the Common Shares of the Company and that person becoming an Acquiring Person (a “Flip-in Event”) and following the Separation Time, each Right, other than a Right beneficially owned by an Acquiring Person, its affiliates and associates, their respective joint actors and certain transferees, may be exercised to purchase that number of Common Shares which have a market value equal to two times the Exercise Price. Rights Beneficially Owned by an Acquiring Person, its affiliates and associates, their respective joint actors and certain transferees will be void. The Rights Plan provides that a person (a “Grandfathered Person”) who is the Beneficial Owner of 20% or more of the outstanding Common Shares determined as at 12:01 a.m. on the Effective Date (the “Record Time”), shall not be an Acquiring Person unless, after the Record Time, that person becomes the Beneficial Owner of any additional Common Shares. To the knowledge of the directors and senior officers of the Company, as of the date hereof, no person would meet the definition of Grandfathered Person under the Rights Plan. The Board is authorized, after a Flip-in Event has occurred, to issue or deliver, in return for the Rights and on payment of the relevant exercise price or without charge, debt, equity or other securities or assets of the Company or a combination thereof.

Certificates and Transferability

Prior to the earlier of the Separation Time (as defined below) and the Expiration Time, the Rights will be evidenced by a legend imprinted on certificates for Common Shares of the Company issued from and after the Effective Date and will not be transferable separately from the Common Shares. From and after the Separation Time (as defined below) and prior to the Expiration Time, the Rights will be evidenced by Rights certificates which will be transferable and traded separately from the Common Shares of the Company.

Separation Time

The “Separation Time” shall mean, subject to Section 5.2 of the Rights Plan, the close of business on the tenth trading day after the earliest of:

(a)	the Stock Acquisition Date, being the first date of public announcement by the Company or a person of facts indicating that a person has become an Acquiring Person;

(b)	the date of commencement of, or first public announcement of the intent of any person (other than the Company or any subsidiary of the Company) to commence a takeover bid (other than a Permitted Bid or a Competing Permitted Bid);

(c)	the date upon which a Permitted Bid or Competing Permitted Bid ceases to be such;

or such later date as may be determined by the Board acting in good faith, provided that if the foregoing results in a Separation Time being prior to the Record Time, the Separation Time shall be the Record Time, and provided further that if any takeover bid referred to in clause (b) of this definition expires, is cancelled, terminated or otherwise withdrawn prior to the Separation Time, such takeover bid shall be deemed, for the purposes of this definition, never to have been made.

Permitted Bid and Competing Permitted Bid Requirements

The requirements for a Permitted Bid include the following:

(a)	the takeover bid must be made for all voting Common Shares of the Company (“Voting Shares”) and by way of a takeover bid circular;

(b)	the takeover bid must be made to all holders of Voting Shares;

(c)	the takeover bid must be outstanding for a minimum period 60 days and Voting Shares tendered pursuant to the takeover bid may not be taken up prior to the expiry of the 60 day period and only if at such time more than 50% of the Voting Shares held by Independent Shareholders have been tendered to the takeover bid and not withdrawn; and

(d)	if more than 50% of the Voting Shares held by Independent Shareholders are tendered to the takeover bid within the 60 day period, the bidder must make a public announcement of that fact and the takeover bid must remain open for deposits of the Voting Shares for not less than 10 business days from the date of such public announcement.

The Rights Plan allows for a Competing Permitted Bid to be made while a Permitted Bid is in existence. A Competing Permitted Bid must satisfy all the requirements of a Permitted Bid except that it may expire on the same date as the Permitted Bid, subject to the statutory requirement that it be outstanding for a minimum period of 35 days.

Waiver and Redemption

The Board may, prior to a Flip-in Event, waive the dilutive effects of the Rights Plan in respect of a particular Flip-in Event resulting from a takeover bid made by way of a takeover bid circular to all holders of the Company’s Voting Shares, in which event such waiver would be deemed also to be a waiver in respect of any other Flip-in Event occurring under a takeover bid made by way of takeover bid circular to all holders of the Company’s Common Shares prior to the expiry of the takeover bid in respect of which the waiver is granted. The Board may also waive the Rights Plan in respect of a particular Flip-in Event that has occurred through inadvertence, provided that the Acquiring Person that inadvertently triggered such Flip-in Event reduces its beneficial holdings to less than 20% of the outstanding Voting Shares of the Company. At any time prior to the occurrence of a Flip-in Event, the Board may also at its option redeem all, but not less than all, of the outstanding Rights at a price of $0.00001 each.

Exemptions for Investment Advisors

Investment managers (for client accounts), trust companies (acting in their capacities as trustees and administrators) registered pension plan administrators, Crown agents and certain statutory bodies that manage investments funds for employee benefit plans, pension plans, insurance plans or various public bodies may acquire greater than 20% of the Company’s Common Shares without triggering a Flip-in Event, provided that they are not making, or are not part of a group making, a takeover bid.

Anti-dilution Adjustments

The Exercise Price of a Right, the number and kind of Common Shares subject to purchase upon exercise of a Right, and the number of Rights outstanding, will be adjusted in certain events, including:

(a)	if there is a dividend payable in Common Shares or convertible securities (other than pursuant to any regular dividend reinvestment plan of the Company providing for the acquisition of Common Shares), or a subdivision or consolidation of the Common Shares, or an issuance of Common Shares, convertible securities or other capital stock of the Company in respect of, in lieu of or in exchange for Common Shares; or

(b)	if the Company fixes a record date for the distribution to all holders of Common Shares of certain rights, options or warrants to acquire Common Shares, shares equivalent to Common Shares or convertible securities, or for the making of a distribution to all holders of Common Shares of evidences of indebtedness or assets (other than regular periodic cash dividends or dividends payable in Common Shares), subscription rights, options or warrants.

Supplements and Amendments

The Company is authorized to make amendments to the Rights Plan to correct any clerical or typographical error, or to maintain the validity of the Rights Plan as a result of changes in law or regulation. Prior to the Meeting, the Company is authorized to amend or supplement the Rights Plan as the Board may deem necessary or desirable. The Company will issue a press release relating to any significant amendment made to the Rights Plan prior to the Meeting and will advise the shareholders of any such amendment at the Meeting. Other amendments or supplements to the Rights Plan may be made with the prior approval of shareholders or Rights holders.

Canadian Federal Income Tax Consequences of the Rights Plan

The Income Tax Act (Canada) (the “ITA”) provides that the value of a right to acquire additional shares of a corporation need not be included in the income of a holder of common shares of such corporation as a taxable benefit, and is not subject to non-resident withholding tax, by virtue of the issuance of such rights if identical rights are conferred on all holders of common shares of such corporation. Although the Rights are to be conferred on all holders of Common Shares of the Company, the Rights may become void in the hands of certain holders of the Company’s Common Shares upon certain triggering events occurring (see “Flip-in Event”), and, consequently, whether or not the issue of the Rights gives rise to a taxable benefit is not entirely free from doubt. In any event, no amount must be included in income if the Rights do not have a monetary value at the date of issue. The Company considers that the Rights, when issued, will have negligible monetary value because there is only a remote possibility that the Rights will ever be exercised. Depending on the circumstances, the holder of Rights may realize income or be subject to withholding tax under the ITA if the Rights become exercisable or are exercised, although there is only a remote possibility of the occurrence of an event that would have this result. A holder of Rights who disposes of a Right may realize income or a capital gain or capital loss for purposes of the ITA as a result of such disposition.

This statement is of a general nature only and is not intended to constitute, nor should it be construed to constitute, legal or tax advice to any particular holder of the Company’s Common Shares. Such shareholders are advised to consult their own tax advisors regarding the consequences of acquiring, holding, exercising or otherwise disposing of their Rights, taking into account their own particular circumstances and applicable foreign, provincial or territorial legislation.

Certain United States Federal Income Tax Consequences of the Rights Plan

NOTICE TO U.S. HOLDERS PURSUANT TO TREASURY DEPARTMENT CIRCULAR 230: Anything contained in this memorandum pertaining to any U.S. federal tax matter is not intended or written to be used, and it cannot be used by a participant in the Rights Plan, for the purpose of avoiding U.S. federal tax penalties under the Internal Revenue Code of 1986, as amended. The following discussion was written to support the promotion or marketing of the transactions or matters addressed by this document. Each Shareholder that participates in the Rights Plan should seek U.S. federal tax advice, based on the Shareholder’s particular circumstances, from an independent tax advisor.

The following is a general summary of certain United States federal income tax consequences relevant to U.S. Holders (as defined below) that participate in the Rights Plan. This summary is based on the Internal Revenue Code of 1986, as amended (the “Code”), Treasury Regulations (whether final, temporary, or proposed), published IRS rulings, published administrative positions of the Internal Revenue Service (“IRS”), and U.S. court decisions that are applicable and, in each case, as in effect and available, as of the date of the document containing this summary. Any of the authorities on which this summary is based could be changed in a material and adverse manner at any time, and any such change could be applied on a retroactive basis. This summary does not discuss the potential effects, whether adverse or beneficial, of any proposed legislation that, if enacted, could be applied on a retroactive basis.

No legal opinion from U.S. legal counsel or ruling from the IRS has been requested, or will be obtained, regarding the U.S. federal income tax consequences. This summary is not binding on the IRS, and the IRS is not precluded from taking a position that is different from, and contrary to, the positions taken in this summary. In addition, because the authorities on which this summary is based are subject to various interpretations, the IRS and the U.S. courts could disagree with one or more of the conclusions described in this summary.

For purposes of this discussion, a “U.S. Holder” is a beneficial owner of rights under the Rights Plan that, for U.S. federal income tax purposes, is (a) an individual who is a citizen or resident of the U.S., (b) a corporation, or any other entity classified as a corporation for U.S. federal income tax purposes, that is created or organized in or under the laws of the U.S. or any state in the U.S., including the District of Columbia, (c) an estate if the income of such estate is subject to U.S. federal income tax regardless of the source of such income, or (d) a trust if (i) such trust has validly elected to be treated as a U.S. person for U.S. federal income tax purposes or (ii) a U.S. court is able to exercise primary supervision over the administration of such trust and one or more U.S. persons have the authority to control all substantial decisions of such trust.

The U.S. federal income tax consequences to Shareholder participants in the Rights Plan are not certain. In Revenue Ruling 90-11, 1990-1 C.B. 10, the IRS ruled that the issuance of rights under a typical shareholder rights plan does not result in a distribution by the issuing corporation of stock or property to its shareholders, an exchange of stock or property by the shareholders, or any other event giving rise to the realization of gross income by the shareholders. Prior to a tender offer for, or actual acquisition of, a specified percentage of the issuing corporation’s shares, the rights in Revenue Ruling 90-11 were not exercisable, were not evidenced by a separate certificate (from the common share certificate), and were not separately transferable (from the common shares). In addition, at the time the board of directors of the issuing corporation adopted the shareholder rights plan in Revenue Ruling 90-11, the likelihood that the rights would, at any time, be exercised was both remote and speculative. Based on this authority, a U.S. Holder (as defined below) should not recognize income (either as a distribution from the Company or otherwise) or gain for U.S. federal income tax purposes upon the issuance by the Company of rights under the Rights Plan.

There appears to be no authority that directly addresses the U.S. federal income tax consequences of rights under a typical shareholder rights plan becoming exercisable (including the issuance of a separate certificate evidencing the rights, the redemption by the issuing corporation of the rights, the occurrence of a Flip-in Event, or the purchase by a shareholder of additional shares of the issuing corporation pursuant to the rights). Notwithstanding this lack of direct authority, it is anticipated that if the rights under a typical shareholder rights plan of the Company became exercisable, a U.S. Holder may be treated as receiving a distribution from the Company or may recognize gain for U.S. federal income tax purposes, depending on the circumstances and the particular transaction that occurs.

In addition, if the Company (or any of its predecessors) were determined to be a “passive foreign investment company” under Section 1297 of the Code (a “PFIC”) at any time during a U.S. Holder’s holding period with respect to the Company’s Common Shares, then such U.S. Holder that is treated as having received a distribution or recognizing gain generally would be subject to adverse and complex U.S. federal income tax consequences under the PFIC rules with respect to a shareholder rights plan, which are not described in this summary. A U.S. Holder may be able to mitigate some of the adverse United States federal income tax consequences caused under the PFIC rules by making a timely and effective “qualified electing fund” election under section 1295 of the Code or a “mark-to-market” election under section 1296 of the Code. However, the Company can offer no assurances that it will provide U.S. Holders with the information necessary to make a “qualified electing fund” election. The PFIC rules are extremely complex, and subject to numerous restrictions and limitations. U.S. Holders should consult their own tax advisors as to the specific U.S. federal income consequences of participation in the Rights Plan.

This summary is for general information purposes only and does not purport to be a complete analysis or listing of all potential U.S. federal income tax consequences that may apply to a U.S. Holder with respect to participation in the Rights Plan. In addition, this summary does not take into account the individual facts and circumstances of any particular U.S. Holder that may affect the U.S. federal income tax consequences of participation in the Rights Plan. Accordingly, this summary is not intended to be, and should not be construed as, legal or U.S. federal income tax advice with respect to any U.S. Holder. Each U.S. Holder should consult its own tax advisor regarding the U.S. federal, U.S. state and local and foreign tax consequences of participation in the Rights Plan.

Recommendation of the Board

The Board has determined that the Rights Plan is in the best interests of the Company and the shareholders. The Board unanimously recommends that Shareholders vote in favour of the Rights Plan Resolution (as defined below).

Unless specified in a proxy form that the Company’s Common Shares represented by the proxy shall be voted against the resolution respecting approval of the Rights Plan, it is the intention of the persons designated in the enclosed Proxy form to vote in favour of approval of the Rights Plan.

In order for the Rights Plan to continue in effect, the TSX requires that the Rights Plan be ratified both (i) by a majority of the votes cast in favour of the Rights Plan at the Meeting by Shareholders present in person or by proxy, and (ii) by a majority of the votes cast at the Meeting by Shareholders present in person or by proxy, without giving effect to any votes cast: (A) by any Shareholder that, directly or indirectly, on its own or in concert with others, holds or exercises control over more than 20% of the outstanding voting shares of the Company (a “20% Holder”); and (B) by the associates, affiliates and insiders of such Shareholder. If the Rights Plan is not ratified, it will be rescinded or cancelled and be of no further effect immediately after the Meeting. To the knowledge of the directors and senior officers of the Company, as of the Record Date, no Shareholder was a 20% Holder.

In order for the Rights Plan to continue in effect, the provisions of the Rights Plan requires that it be ratified by both a majority of the votes cast by the Shareholders and a majority of the votes cast by the Independent Shareholders (as defined in the Rights Plan), present or represented by proxy at the Meeting. To the knowledge of the directors and senior officers of the Company, as of the Record Date, no Shareholder was not an Independent Shareholder (as defined in the Rights Plan).

Accordingly, all Shareholders will be asked to pass the resolutions set out below (the “Rights Plan Resolution”).

RESOLUTION

BE IT RESOLVED THAT:

1.	The Shareholder Rights Plan Agreement dated as of May 25, 2012 between the Company and Computershare Investor Services Inc., as the same may be amended prior to the Meeting, be and it is hereby ratified and confirmed; and

2.	Any director or officer of the Company, be and is hereby authorized, for and on behalf of the Company, to execute and deliver such other documents and instruments and take such other actions as such director or officer may determine to be necessary or advisable to implement these resolutions and the matters authorized hereby, such determination to be conclusively evidenced by the execution and delivery of such documents or instruments and the taking of any such actions.

In the event that any Shareholder is identified as a 20% Holder as at the Record Date, an additional vote will be conducted at the Meeting pursuant to which all Shareholders will be asked and entitled to pass the Rights Plan Resolution EXCEPT such 20% Holder and the associates, affiliates and insiders of such 20% Holder.

In the event that any Shareholder is identified as not being an Independent Shareholder (as defined in the Rights Plan) as at the Record Date, an additional vote will be conducted at the Meeting pursuant to which all Shareholders will be asked and entitled to pass the Rights Plan Resolution EXCEPT such Shareholder who does not qualify as an Independent Shareholder.

If the Rights Plan is not approved by the Shareholders of the Company in the method set out above it will cease to have effect on the date of the Meeting.

ANY OTHER MATTERS

Pursuant to the CBCA, proposals intended to be presented by Shareholders for action at the 2013 Annual General Meeting must comply with the provisions of the CBCA and be deposited at the Company’s head office not later than February 15, 2013 in order to be included in the Information Circular and form of Proxy relating to such Meeting.

Management of the Company knows of no matters to come before the meeting other than those referred to in the Notice of Meeting accompanying this Information Circular. However, if any other matters properly come before the Meeting, it is the intention of the persons named in the form of Proxy accompanying this Information Circular to vote the same in accordance with their best judgment of such matters.

ADDITIONAL INFORMATION

Additional information regarding the Company and its business activities is available on the SEDAR website located at www.sedar.com “Company Profiles – Extorre Gold Mines Limited”. The Company’s financial information is provided in the Company’s audited comparative financial statements and related management discussion and analysis for its most recently completed financial year and may be viewed on the SEDAR website at the location noted above. Shareholders of the Company may request copies of the Company’s financial statements and related management discussion and analysis by contacting the Company at Suite 1660 - 999 West Hastings Street, Vancouver, British Columbia, V6C 2W2, (Phone: (604) 688-9512.

NYSE-MKT CORPORATE GOVERNANCE

The Company’s Common Shares are listed on the NYSE-MKT LLC (“NYSE-MKT”). Section 110 of the NYSE-MKT Company Guide permits the NYSE-MKT to consider the laws, customs and practices of foreign issuers in relaxing certain listing criteria, and to grant exemptions from listing criteria based on these considerations. A company seeking relief under these provisions is required to provide written certification from independent local counsel that the non-complying practice is not prohibited by home country law. A description of the significant ways in which the Company’s governance practices differ from those followed by domestic companies pursuant to standards is as follows:

Shareholder Meeting Quorum Requirement: The minimum requirement for a shareholder meeting is one-third of the outstanding shares of common stock. In addition, a company listed on the NYSE-MKT is required to state its quorum requirement in its bylaws. The Company’s quorum requirement is set forth in its By-laws. A quorum for a meeting of Shareholders of the Company is one or more voting persons present and authorized to cast in the aggregate not less than one-twentieth of the total votes attaching to all shares carrying the right to vote at that meeting. Pursuant to the Company’s By-laws, “voting person” means, in respect of a meeting of Shareholders, a Shareholder entitled to vote at that meeting, a duly authorized representative of a Shareholder entitled to vote at the meeting or a proxyholder entitled to vote at that meeting.

Proxy Delivery Requirement: requires the solicitation of proxies and delivery of proxy statements for all Shareholder meetings, and requires that these proxies shall be solicited pursuant to a Proxy statement that conforms to SEC Proxy rules. The Company is a “foreign private issuer” as defined in Rule 3b-4 under the Exchange Act, and the equity securities of the Company are accordingly exempt from the Proxy rules set forth is Sections 14(a), 14(b), 14(c) and 14(f) of the Exchange Act. The Company solicits proxies in accordance with applicable rules and regulations in Canada.

Shareholder Approval for Issuance of Shares: Section 713 of the Company Guide requires Shareholder approval as a prerequisite to approval of applications to list additional shares when the additional shares will be issued in connection with a transaction involving the sale or issuance by a company of common stock (or securities convertible into or exercisable for common stock) equal to 20% or more of presently outstanding stock for less than the greater of book or market value of the stock. However, the issuance of common stock in an amount in excess of 20% of the presently outstanding stock for less than book or market value, without Shareholder approval, is not prohibited under the rules of the TSX and does not constitute a default under the TSX rules or any applicable laws in Canada. For past transactions, the Company has followed the rules of the TSX and applicable laws in Canada and in future transactions, the Company may seek similar exemptions from the requirements of section 713 of the NYSE-MKT Company Guide.

The foregoing are consistent with the laws, customs and practices in Canada.

DIRECTORS’ APPROVAL

The contents and the sending of this Information Circular to the Shareholders of Extorre Gold Mines Limited have been approved by the directors.

DATED the 14th day of May, 2012.

BY ORDER OF THE BOARD OF DIRECTORS

“Yale Simpson”

Yale Simpson

Co-Chairman and Director

SCHEDULE “A”

STATEMENT OF CORPORATE GOVERNANCE PRACTICES

NI 58-101 requires each reporting issuer to disclose its corporate governance practices on an annual basis. The Company’s approach to corporate governance is set forth below.

The Common Shares of the Company are also listed on the New York Stock Exchange-MKT (“NYSE-MKT”). A description of the significant ways in which the Company’s governance practices differ from those followed by U.S. domestic companies pursuant to NYSE-MKT standards is set forth below and is available on the Company’s website at www.extorre.com.

Board of Directors

National Instrument 52-110 – Audit Committees (“NI 52-110”) sets out the standard for director independence. Under NI 52-110, a director is independent if he or she has no direct or indirect material relationship with the Company. A material relationship is a relationship which could, in the view of the Board, be reasonably expected to interfere with the exercise of a director’s independent judgment. NI 52-110 also sets out certain situations where a director will automatically be considered to have a material relationship with the Company.

Applying the definition set out in NI 52-110, as at December 31, 2011 a majority of the Board was not independent. The members who were independent are Robert Reynolds, James Strauss and George Lawton. Eric Roth is not independent because he has been, within the last three years, the President and Chief Executive Officer of the Company. Ignacio Celorrio is not independent because he currently receives consulting fees from the Company for services provided. Mr. Yale R. Simpson and Mr. Bryce Roxburgh are not independent because they hold office as Co-Chairmen of the Board.

In addition to their positions on the Board, the following directors also serve as directors of the following reporting issuers or reporting issuer equivalent(s):

Name of Director	Reporting Issuer(s) or Equivalent(s)
Bryce G. Roxburgh	Rugby Mining Limited Exeter Resource Corporation

Yale R. Simpson	Diamonds North Resources Ltd. Independence Gold Corp. Rugby Mining Limited Exeter Resource Corporation Maudore Minerals Ltd.

Robert G. Reynolds	Rugby Mining Limited Convergent Minerals Ltd. Global GeoScience Limited Exeter Resource Corporation

Ignacio Celorrio	Malbex San Juan S.A.

James Strauss	Altius Minerals Corporation Wildhorse Energy Ltd.

On occasions where it is considered advisable, the Company’s independent directors will hold meetings at which non-independent directors and members of management are not in attendance. Since the beginning of the Company’s most recently completed financial year, the independent directors held one meeting. Where matters discussed may involve persons having a conflict of interest, that individual does not participate in the discussion.

The Board, as a whole, acts as a resource and provides guidance to independent directors. The Board, in conjunction with the Co-Chairmen, is responsible for ensuring that it discharges its responsibilities in an effective manner and that directors understand the boundaries between Board and management responsibilities.

The table below sets out the attendance of the directors at the seven Board meetings and two independent directors meetings held since the beginning of the most recently completed financial year until the date hereof.

Director	Board Meetings	Independent Director Meeting	Total Meetings Held
Bryce G. Roxburgh	7 out of 7	N/A	7 out of 7
Yale R. Simpson	7 out of 7	N/A	7 out of 7
Eric Roth	7 out of 7	N/A	7 out of 7
Robert G. Reynolds	6 out of 7	2 out of 2	8 out of 9
Ignacio Celorrio	7 out of 7	N/A	7 out of 7
James Strauss	7 out of 7	2 out of 2	9 out of 9
George Lawton	7 out of 7	2 out of 2	9 out of 9

Board Mandate

The Board does not have a written mandate. However, it is required to supervise the management of the business and affairs of the Company and to act with a view to the best interests of the Company. The Board actively oversees the development, adoption and implementation of the Company’s strategies and plans. The Board’s responsibilities include:

•	to the extent feasible, satisfying itself as to the integrity of the CEO and other executive officers and that the executive officers create a culture of integrity throughout the Company,

•	the Company’s strategic planning process,

•	the identification of the principal risks of the Company’s business and ensuring the implementation of appropriate systems to manage risk,

•	the Company’s succession planning, including appointing, training and monitoring senior management,

•	the Company’s major business development initiatives,

•	the integrity of the Company’s internal control and management information systems,

•	the Company’s policies for communicating with Shareholders and others, and

•	the general review of the Company’s results of operations.

The Board considers that certain decisions are sufficiently important that management should seek prior approval of the Board. Such decisions include:

•	approval of the annual capital budget and any material changes to the operating budget,

•	approval of the Company’s business plan,

•	acquisition of, or investments in new business,

•	changes in the nature of the Company’s business,

•	changes in senior management, and

•	all matters as required under the Canada Business Corporations Act, applicable U.S. and Canada securities laws and exchange rules and regulations.

Position Description for CEO

The Board does not have a written position description for the CEO, but considers the CEO to be primarily responsible for carrying out all strategic plans and policies as established by the Board. The CEO reports to the Board and advises and makes recommendations to the Board. The CEO facilitates communication between the Board and other members of management and employees, and between the Company and its Shareholders.

Position Description for Chairman and Committee Chairs

The Board does not have a written position description for the Co-Chairmen, but considers the Co-Chairmen to be primarily responsible for carrying out all strategic plans and policies as established by the Board. A Co-Chairmen generally chairs the meetings of the board and actively seeks out the views of independent directors on all board matters. The Board has developed written position descriptions for the Chair’s of each of the Compensation Committee and Nominating and Corporate Governance Committee. Such descriptions are respectively contained in the mandates of the Compensation Committee and Nominating and Corporate Governance Committee.

The Board has not developed a written position description for the Chairman of the Audit Committee, but considers the Chairman to be responsible for setting the tone for the committee work, ensuring that members have the information needed to do their jobs, overseeing the logistics of the Audit Committee’s operations, reporting to the Board on the Audit Committee’s decisions and recommendations, setting the agenda and running and maintaining minutes of the meetings of the Audit Committee.

Orientation and Continuing Education

The Board provides ad hoc orientation for new directors and occasions where it is considered advisable, continuing education for its directors, which is overseen by the Nominating and Corporate Governance Committee.

Director orientation and continuing education include providing directors with information regarding topics of general interest, such as fiduciary duties and continuous disclosure obligations. The Board also ensures that each director is up-to-date with current information regarding the business of the Company, the role the Board, its committees and its directors are expected to fulfil and basic procedures and operations of the Board and its committees. Board members are also given access to management and other employees and advisors, including legal counsel, who can answer any questions that may arise. Regular technical presentations are made to the Board members to keep them informed of the Company’s operations.

Ethical Business Conduct

The Board has adopted a written Code of Business Conduct and Ethics (the “Code”) for its directors, officers and employees. The Company is committed to the highest standards of legal and ethical business conduct. This Code summarizes the legal, ethical and regulatory standards that the Company must follow and is a reminder to directors, officers and employees, of the seriousness of this commitment. Compliance with this Code and high standards of business conduct is mandatory for every director, officer and employee of the Company. The Board does not have a formal process for monitoring compliance with the Code. The Code is intended to help directors, officers and employees understand what is expected of them and to carry out their responsibilities.

The Code addresses such matters as confidentiality of corporate information, conflicts of interest and corporate opportunities, dealing with competitors, employees conducting business with the Company, the use of corporate assets, compliance with all rules and regulation applicable to the Company’s business, disclosure related matters, and reporting of violations. The Code is available at the Company’s web site at www.extorre.com, on the SEDAR website at www.sedar.com and the EDGAR website at www.sec.gov.

In addition to the requirements of the Code, directors are required to comply with the relevant provisions of the Canada Business Corporations Act, applicable Canadian and U.S. securities laws and exchange rules and regulations regarding conflicts of interest. If a director is in a conflict of interest or potential conflict of interest as a result of a proposed contract, that director may not participate in or be permitted to hear the discussion of the matter at any meeting of directors except to disclose material facts and respond to questions. The director will not be counted in determining the presence of a quorum for purposes of the vote and will not vote on any resolution to approve the proposed contract or be present in the meeting room when the vote is taken.

In addition to the Code, the Company has adopted a Privacy Policy concerning employee personal information, collection, use and disclosure of personal information, security of personal information, requests for access to personal information, limitation on access to personal information, requests for correction of personal information and contacting or communicating with the Company. The Company has also adopted a Securities Trading Policy for its directors, officers and employees of the Company and its subsidiaries, to raise the general level of awareness of the trading and confidentiality obligations of employees, officers and directors. All directors, officers and employees are expected to comply with the Securities Trading Policy.

Environment and Corporate Social Responsibility Principles and Policy

The Company has adopted an Environment and Corporate Social Responsibility Principles and Policy for its directors, officers, employees, contractors and associates. The Company’s Environment and Corporate Social Responsibility Principles and Policy sets out the principles that all directors, management and employees are required to adhere to while conducting Company business. The principles are (i) environmental stewardship, which sets the objective of minimizing negative impacts on the environment; (ii) a commitment to conduct due diligence before undertaking material activities on the ground to ensure proper management of issues surrounding these activities; (iii) a commitment to engage host communities and other affected and interested parties by including all parties and providing clear and accurate information; (iv) a commitment to contribute to community development in the communities in which the Company operates; (v) a commitment to uphold Human Rights; (vi) to safeguard the health and safety of workers and local populations by implementing sound health and safety policies; (vii) a commitment to accurate and transparent reporting; and (viii) a commitment to ethical business practices.

Board Committees

The Board has three committees: the Audit Committee, the Compensation Committee and the Nominating and Corporate Governance Committee. The committees and their mandates and memberships are described below.

Audit Committee

The Audit Committee meets with the CEO and CFO of the Company and the independent auditors to review and inquire into matters affecting financial reporting matters, the system of internal accounting and financial controls and procedures and the audit procedures and audit plans. The Audit Committee also recommends to the Board the independent registered public accounting firm to be appointed. In addition, the Audit Committee reviews and recommends to the Board for approval the annual financial statements, the annual report and certain other documents required by regulatory authorities. As at December 31, 2011, the Audit Committee is composed of George Lawton (Chair), Robert G. Reynolds and James Strauss, all of whom were “financially literate” and “independent” within the meaning of sections 1.4, 1.5 and 1.6 of NI 52-110, applicable U.S. securities laws and applicable exchange rules and regulations as of this date.

The Company’s AIF, which has been filed on SEDAR, contains additional disclosure regarding the Audit Committee. Please refer to the section of the AIF entitled “Audit Committee” for further information.

Nominating and Corporate Governance Committee

The Nominating and Corporate Governance Committee is composed of Robert G. Reynolds, George Lawton and James Strauss (Chair), all of whom were independent directors. As noted in more detail, below, the mandate of the Nominating and Corporate Governance Committee is to:

(a)	identify and recommend to the Board individuals qualified to be nominated for election to the Board;

(b)	recommend to the Board the members and Chairperson for each Board Committee; and

(c)	periodically review and access to Company’s corporate governance principles and make recommendations for changes thereto to the Board.

In connection with the meetings of the Nominating and Corporate Governance Committee, the Chairman is responsible for the following:

(a)	the specific responsibility to ensure the independence of the Board in the discharge of its responsibilities;

(b)	presiding at each meeting of the Nominating and Corporate Governance Committee, and, in consultation with the other members of the Committee, setting the frequency and length of each meeting and the agenda of items to be addressed at each meeting;

(c)	ensuring that the agenda for each upcoming meeting of the Nominating and Corporate Governance Committee, is circulated to each member of the Committee and to the Chair of the Board in advance of such meeting;

(d)	leading the Nominating and Corporate Governance Committee in discharging each of the tasks assigned to it under the Charter; and

(e)	reporting to the full Board on the activities of the Nominating and Corporate Governance Committee.

In fulfilling its responsibilities with respect to nominations, the following functions are the common, recurring activities of the Nominating and Corporate Governance Committee in carrying out its duties:

(a)	the Nominating and Corporate Governance Committee shall lead the search for individuals qualified to become members of the Board;

(b)	the Nominating and Corporate Governance Committee shall evaluate and recommend to the Board candidates for nomination, for election or re-election as directors;

(c)	in the event of a vacancy on the Board, or if the Nominating and Corporate Governance Committee becomes aware of a pending vacancy and the Board determines that such vacancy shall be filled by the Board, the Committee shall recommend to the Board qualified individuals for appointment to the Board;

(d)	the Nominating and Corporate Governance Committee shall establish and oversee appropriate director, orientation and continuing education programs; and

(e)	in assessing the qualification of a candidate the Nominating and Corporate Governance Committee observes the following guidelines (i) bears in mind any rules or regulations on independent of the SEC, CSA, NYSE-MKT or any other such regulatory body having jurisdiction over the Company and such other factors as it deems advisable and (ii) considers their other obligations and time commitments and their ability to attend meetings in person.

The corporate governance responsibilities of the Nominating and Corporate Governance Committee include:

(a)	making recommendations to the Board regarding an appropriate organization and structure for the Board;

(b)	evaluating the size, composition, membership qualifications, scope of authority, responsibilities, reporting obligations and charters of each committee of the Board;

(c)	periodically reviewing and assessing the adequacy of the Company’s corporate governance principles as contained in its mandate and, should the committee deem it appropriate, developing and recommending to the Board additional corporate governance principles;

(d)	ensuring systems are in place to verify compliance with regulatory, corporate governance and disclosure requirements;

(e)	periodically reviewing the Company’s constating documents in light of existing corporate governance trends, and recommending any proposed changes for adoption by the Board or submission by the Board to the Company’s Shareholders;

(f)	making recommendations on the structure and logistics of board meetings and recommending matters for consideration by the Board;

(g)	considering, adopting and overseeing all processes for evaluating the performance of the Board, each committee and individual directors;

(h)	ensuring that the Board has appropriate structures and procedures so that the Board can function with the proper degree of independence from management;

(i)	providing a forum without management present to receive expressions of concern, including a concern regarding the independence of the Board from management;

(j)	regularly reviewing the time required from non-executive directors to perform their functions and assess whether they are satisfying those time requirements;

(k)	assisting the Board in dealing with conflict of interest issues as contemplated by the Code and reviewing management’s monitoring of the Company’s compliance with the Code; and

(l)	annually review and assess its own performance.

Compensation Committee

The Compensation Committee is responsible for assisting the Board in fulfilling its oversight responsibilities relating to officer and director compensation, succession planning for senior management, development and retention of senior management and such other duties as directed by the Board.

The Compensation Committee is composed of Robert G. Reynolds (Chair), George Lawton and James Strauss, all of whom were independent as at December 31, 2011.

The Chair of the Compensation Committee is responsible for overseeing the committee in carrying out its responsibilities. The duties and responsibilities of the Chair include:

(a)	presiding at each meeting of the Compensation Committee;

(b)	setting the frequency and length of each meeting and the agenda of items to be addressed at each meeting, in consultation with the other members of the Compensation Committee;

(c)	ensuring that the agenda for each upcoming meeting of the Compensation Committee is circulated to each member of the Compensation Committee, as well as each other director, in advance of such meeting;

(d)	leading the Compensation Committee in discharging each of the tasks assigned to it under its mandate; and

(e)	reporting to the full Board on the activities of the Compensation Committee.

In carrying out its duties in relation to compensation, the Compensation Committee is responsible for:

(a)	reviewing and approving the Company’s compensation guidelines and structure;

(b)	reviewing and approving on an annual basis the corporate goals and objectives with respect to compensation for the chief executive officer. The Compensation Committee will evaluate at least once a year their individual performance in light of these established goals and objectives and based upon these evaluations shall set their annual compensation, including salary, bonus, incentive and equity compensation. No officer may be present when his or her compensation is considered or determined by the Compensation Committee;

(c)	reviewing and approving on an annual basis the evaluation process and compensation structure for the Company’s other officers, including salary, bonus, incentive and equity compensation. The Compensation Committee will evaluate at least once a year their individual performance in light of these established goals and objectives and, based upon their evaluations, shall set their annual compensation;

(d)	reviewing the Company’s incentive compensation and other equity-based plans and recommend changes in such plans to the Board as needed exercising the authority of the Board with respect to the administration of such plans;

(e)	periodically reviewing and making recommendations to the Board regarding the compensation of non-management directors, including board and committee retainers, meeting fees, equity-based compensation, and such other forms of compensation and benefits as the Compensation Committee may consider appropriate;

(f)	approving the recipients of, and the nature and size of share compensation awards and bonuses granted from time to time, in compliance with applicable securities law, stock exchange and other regulatory requirements;

(g)	approving inducement grants, which include grants of options or stock to new employees in connection with a merger or acquisition, as well as any tax-qualified, non-discriminatory employee benefit plans or non-parallel non-qualified plans, to new employees;

(h)	overseeing the appointment and removal of executive officers and reviewing and approving for executive officers, including the chief officer, any employment, severance or change in control agreements; and

(i)	approving any loans to employees as allowed by law.

While the Compensation Committee has the authority to retain compensation consultants to advise the committee, no such consultants were retained since the beginning of the Company’s most recently completed financial year.

Assessment

The entire Board is responsible for regularly assessing the effectiveness and contribution of the Board, its members and committees. While the Board does not conduct any formal evaluation process, the majority of the Board members serve as directors for other public companies and utilize that experience when assessing the Board, its members and committees.